SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2005

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

Annual Report 2004

Explanatory note: This is a copy of our Annual Report 2004 to shareholders which was furnished to the SEC on March 7, 2005.

TABLE OF CONTENTS

The Executive Board
Letter to the Shareholders
The Supervisory Board
Committees formed by the Supervisory Board
Report of the Supervisory Board
Corporate Governance
Management Report
Financial Statements of Schering AG (condensed)
Consolidated Financial Statements of Schering AG

The Executive Board

as of February 21, 2005

	DR. HUBERTUS ERLEN	DR. KARIN DORREPAAL	DR. ULRICH KÖSTLIN	LUTZ LINGNAU	MARC RUBIN, MD	DR. JÖRG SPIEKERKÖTTER	PROF. DR. DR. H.C. GÜNTER STOCK
Position held	Chairman of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board
Place of residence	Berlin, Germany	Berlin, Germany	Berlin, Germany	Mendham, NJ, USA	Englewood, NJ, USA	Kleinmachnow, Germany	Berlin, Germany
Date of birth	June 7, 1943	March 6, 1961	December 31, 1952	March 9, 1943	January 10, 1955	May 15, 1958	February 7, 1944
Term of office	July 1, 1985–June 30, 2008	September 1, 2004–August 31, 2007	June 1, 1994–May 31, 2009	January 1, 2001–December 31, 2005	October 1, 2003–September 30, 2006	April 15, 2002–April 14, 2007	May 1, 1989–December 31, 2005
Responsibility within Schering AG Group	Strategy & Business Development, Corporate Communication, Senior Executives, Corporate Audit	Diagnostic Imaging, Supply Chain & Environment, Procurement	Europe Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region, Marketing&Sales	United States Region, Specialized Therapeutics, Dermatology	Oncology, Development	Finance&Administration, Information Technology, Human Resources	Gynecology&Andrology, Research
Membership of statutory required supervisory boards in Germany	Member of the Supervisory Board – B. Braun Melsungen AG, Melsungen, Germany – Celesio AG, Stuttgart, Germany		Member of the Supervisory Board – Schering Deutschland Holding AG, Hamburg, Germany (group mandate)				Member of the Supervisory Board – Gerling Allgemeine Versicherungs-AG, Cologne, Germany
Membership in comparable control bodies of companies in Germany and abroad

Chairman of the Board of Directors
–   Schering Berlin Inc., USA

Member of the Curatorship of the Bertelsmann-Stiftung, Gutersloh, Germany

Member of the Supervisory Board
–    Partner für Berlin Gesellschaft für  Hauptstadt-Marketing mbH, Berlin, Germany

Member of the Board of Directors – Schering Berlin Inc., USA Member of the Supervisory Board – Universiteit van Amsterdam / Hogeschool van Amsterdam, Netherlands

Chairman of the Board of Directors
–   Nihon Schering K.K., Japan

Member of the Board of Directors
–   Schering Berlin Inc., USA
–   Schering Oy, Finland

Member of the Foundation Board
–    H. Turnauer Foundation, Vaduz, Liechtenstein
–    Arepo Foundation, Vaduz, Liechtenstein

				Chairman of the Board of Directors – Berlex, Inc., USA – Medrad, Inc., USA Vice Chairman of the Board of Directors – Schering Berlin Inc., USA	Vice Chairman of the Board of Directors – Schering Berlin Inc., USA Member of the Board of Directors – Schering Oy, Finland	Member of the Board of Directors – Schering Berlin Inc., USA Member of the Supervisory Board – European School of Management and Technology GmbH, Berlin, Germany

Member of the Supervisory Board
–   Biomedizinischer Forschungscampus Berlin-Buch GmbH, Berlin, Germany
–   Klinikum Bayerische Julius-Maximilians Universität Würzburg, Germany

Member of the Board of Directors
–   Schering Berlin Inc., USA

Letter to the Shareholders

Dear Shareholders,

We have a successful fiscal year behind us. The strong results presented to you in this annual report for 2004 were influenced by three main factors: our increased sales despite a partly difficult environment, the strategic alignment of the Group with the goal of profitable growth, and our systematic progress with key development projects.

We achieved this organic increase in net sales of 5%, despite the impact of statutory price regulations and government-imposed drug budgets on the pharmaceutical industry especially in Europe and Japan. In addition, the U.S. dollar declined as against the euro, which meant that our sales in the dollar zone were lower.

In particular, the sustained healthy performance of our key products contributed significantly to the sales increase. For example, net sales of Mirena® rose by 25%, and net sales of Yasmin® by as much as 56%, after adjustment for exchange rate effects, respectively. We have introduced Yasmin® – now the world’s leading oral contraceptive, and the most successful contraceptive pill that Schering AG has ever launched – in over 70 countries to date. This particularly encouraging development made us the world leader on the fertility control market in 2004. In the area of Specialized Therapeutics, our top-selling product Betaferon® generated stable growth of 5% after adjustment for exchange rate effects. Overall, our top 10 products increased by 8% currency adjusted.

Business developments at regional level were also extremely encouraging: currency adjusted, we generated double-digit growth in the USA once again. Our employees in the USA increased net sales in 2004 by a total of 13% in local currencies. In particular our U.S. subsidiary Medrad continued its success story last year, making a material contribution to net sales growth in the Region and being presented with the Malcolm Baldrige National Quality Award, the highest accolade for business excellence in the USA.

Although our business in Europe and in Germany in particular was impacted by government market intervention, we were able to increase net sales here by 5% as well. We are back on track for success in Latin America, where we achieved above-average growth, following several extremely difficult years due to the economic crisis. The encouraging growth in Asia reflects the dynamic economic development of the Region. We recorded strong net sales growth in China, Taiwan, and Thailand in particular. The only country where we were dissatisfied with business developments was Japan, which was dominated by government-imposed price reductions and intense competition.

However, the encouraging results of the past fiscal year do not lessen the challenges still ahead of us. Schering AG’s strategic reorientation and the corresponding adjustments to our portfolio have created the preconditions for generating profitable growth in key areas in the future as well. We intend to focus our resources primarily on the areas of female healthcare, oncology, specialized therapeutics, and imaging diagnostics in the future. This has led to portfolio streamlining in a range of fields such as research into cardiovascular diseases and diseases of the central nervous system. We would also like to mention our Dermatology business area, which has been contributed to Intendis GmbH.

At the same time, we made decisive progress towards leveraging productivity reserves in the Company with the introduction in 2004 of our FOCUS Initiative. Operating processes and organizational structures in all areas have been and continue to be reviewed, and comprehensive cost alignments resolved. Unfortunately, this also includes measures such as reductions in headcount and production capacity. However, when implementing these measures, we consistently keep in mind not only the interests of the Company, but also the social responsibility we have for our employees.

The operating result for fiscal year 2004, which is up 11% on 2003, provides visible proof of the success of our FOCUS Initiative. It shows the great commitment of our employees to the change processes we have implemented and to the systematic realization of the goals we have set ourselves. I would like to take this opportunity on behalf of the whole Executive Board to thank our employees most sincerely for their hard work.

Therefore, we are confident that we can achieve our short-term profitability goal of an operating margin of 18% in 2006, with the help of the restructuring measures resulting from the FOCUS Initiative. At the same time, we intend to realize a sustained long-term increase in company value.

The success of the FOCUS Initiative in gaining the confidence of investors can be seen in the development of our share price, which rose from roughly €40 at the beginning of 2004, to €50 by the year-end. As a result, our shares significantly outperformed the DAX and the STOXX Healthcare.

Now allow me to tell you about a third success factor – our key development projects.

We intend to systematically exploit all product opportunities offered by our development pipeline in order to ensure long-term profitable growth. With this in mind, we invested substantially more than the industry average in research and development, and hence, in innovations in fiscal year 2004.

In the USA alone, four products are currently in the FDA approval stage – Angeliq®, the low-dose YAZ™, Bonefos®, and MS-325.

Recruitment of around 2,000 patients for two phase III studies relating to the important oncology project PTK/ZK was concluded in 2004. PTK/ZK is a novel oral angiogenesis inhibitor, designed to inhibit the supply of blood to tumors. We are developing this drug in collaboration with Novartis, and expect the first clinical data in Q2/2005, which should enable us to submit an application for approval in the second half of 2005. This project could open up great potential for us.

Also currently in advanced phase III studies are Leukine®, as a treatment for Crohn’s disease, a chronic inflammatory bowel disorder, and asoprisnil, a new active substance for the treatment of myomas. We plan to submit the latter project for approval in the second half of 2005.

We want to make key contributions to patients’ quality of life with these innovations. However, the development of innovative products is also of decisive importance in our business strategy. Schering AG’s success – and ultimately the success of the entire research-based pharmaceutical industry – depends on innovations. They are decisive for success on the market, are hence essential for the future of companies, and are a significant factor in creating and safeguarding jobs.

For these reasons, my colleagues on the Executive Board responsible for research and development introduced a number of measures in 2004 to further boost our innovative strength and the efficiency of processes in this area. It is also why I am lobbying for awareness about the importance of innovation, not only within the Company but also in public, and to improve the conditions and create a positive climate for innovation.

Our business success has yet another component: the responsible business conduct of all our employees worldwide. My colleagues on the Executive Board and I attach great importance to strengthening company-wide ethical standards and creating a working environment that promotes integrity, respect and fair conduct. We are convinced that the long-term interests of the Company are best served by following a policy of adherence to the law, as well as social responsibility. To ensure the implementation of these principles, we introduced a new Code of Business Conduct and Ethics in 2004. Managers and employees in the Group have been informed about the content and importance of this Code.

Allow me in closing to draw your attention to the special feature in this annual report. It looks at the subject of contraception from different perspectives under the title “Family – my free choice”. By including personal experiences of women from different cultures and in different life situations, along with scientific, psychological and sociological aspects, we want to give you an informative and multifaceted insight into what is traditionally an important area for Schering AG.

Sincerely,

Dr. Hubertus Erlen

Chairman of the Executive Board

The Supervisory Board

as of February 21, 2005

Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935 Chairman of the Supervisory Board First elected: Apr. 26, 2001 Elected until the Annual General Meeting (AGM) in 2009
Chairman of the Supervisory Board -- Axel Springer Verlag AG, Berlin -- HUGO BOSS AG, Metzingen
Member of the Supervisory Board -- Allianz Lebensversicherungs-AG, Stuttgart -- Medical Park AG, Bad Wiessee -- Vattenfall Europe AG, Berlin
Chairman of the Administrative Board – Riunione Adriatica di Sicurtà (RAS) S.p.A., Milan
Member of the Administrative Board – Techosp S.p.A., Milan – Marzotto S.p.A., Valdagno

Norbert Deutschmann, Berlin; * Apr. 11, 1951 Vice Chairman of the Supervisory Board First elected: Apr. 27, 1999 Elected until the AGM in 2009
Chairman of the Berlin Works Council of Schering AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann Munich; * Jul. 22, 1935 First elected: May 4, 1994 Elected until the AGM in 2009
Member of the Supervisory Board – Deutsche Bank AG, Frankfurt/Main – E.ON AG, Dusseldorf – Linde AG, Wiesbaden – ThyssenKrupp AG, Dusseldorf

Hans-Georg Bleeck, Dipl.-Volkswirt, Berlin; * Jan. 28, 1952 First elected: Apr. 16, 2004 Elected until the AGM in 2009
Member of the Works Council of Schering AG, Berlin

Prof. Dr. Piet Borst, Amsterdam; * Jul. 5, 1934 First elected: Feb. 9, 2000 Elected until the AGM in 2009
Professor of Clinical Biochemistry, University of Amsterdam Director Emeritus of the Netherlands Cancer Institute, Amsterdam
Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963 First elected: Apr. 26, 2001 Elected until the AGM in 2009
Chairman of the Executive Board -- Axel Springer Verlag AG, Berlin

Member of the Supervisory Board
–   ProSiebenSat.1 Media AG, Unterfohring (group mandate)
–   HypoVereinsbank, Munich
–   AKTUELL Presse-Fernsehen GmbH,
Hamburg
–   dpa Deutsche Presse Agentur GmbH,
Hamburg
–   Leipziger Verlags- und Druckerei-
gesellschaft mbH & Co. KG, Leipzig

Prof. John A. Dormandy, D.Sc. FRCS, London; * May 5, 1937 First elected: Apr. 30, 1996 Elected until the AGM in 2009
Emeritus Professor of Vascular Sciences, University of London Honorary Consultant Vascular Surgeon Director, Vascular Clinical Research Unit, St. George’s Hospital, London

Joachim Elsholz, Berlin; * Sept. 2, 1949 First elected: Oct. 1, 2000 Elected until Apr. 16, 2004

Dr. rer. pol. Reiner Hagemann, Munich; * Dec. 7, 1947 First elected: Jan. 1, 1997 Elected until the AGM in 2009
Chairman of the Executive Board -- Allianz Versicherungs-AG, Munich
Member of the Supervisory Board -- E.ON Energie AG, Munich
Domestic group mandates:

Chairman of the Supervisory Board
--   Allianz Private Krankenversicherungs-AG,
   Munich
--   Bayerische Versicherungsbank AG,
   Munich
--   Frankfurter Versicherungs-AG,
   Frankfurt/Main
--   Euler Hermes Kreditversicherungs-AG, Hamburg

Member of the Supervisory Board – Allianz Global Risks Rückversicherungs-AG, Munich

Foreign group mandates:
–   Allianz Cornhill Insurance plc, London
–   Allianz Elementar Lebensversicherungs-
   AG, Vienna
–   Allianz Elementar Versicherungs-AG, Vienna
–   Allianz Investmentbank Aktiengesellschaft, Vienna
–   Allianz Irish Life, Dublin
–   Allianz Suisse Lebensversicherungs-AG,
   Zurich
–   Allianz Suisse Versicherungs-AG, Zurich
–   Euler Hermes S.A., Paris
–   RAS International N.V., Amsterdam

Johannes Heitbaum, Werne; * Jun. 10, 1963 First elected: Apr. 27, 1999 Elected until the AGM in 2009
Vice Chairman of the Bergkamen Works Council of Schering AG, Berlin

Dr. h.c. Martin Kohlhaussen, Bad Homburg v.d.H.; * Nov. 6, 1935 First elected: Apr. 30, 1996 Elected until the AGM in 2009
Chairman of the Supervisory Board -- Commerzbank AG, Frankfurt/Main -- Hochtief AG, Essen
Member of the Supervisory Board – Bayer AG, Leverkusen – Heraeus Holding GmbH, Hanau – ThyssenKrupp AG, Dusseldorf – Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

Hermann-Josef Lamberti, Königstein im Taunus; * Feb. 5, 1956 First elected: Apr. 26, 2001 Elected until the AGM in 2009
Member of the Executive Board -- Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board – Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main (group mandate) – e-millennium 1 GmbH & Co. KG, Munich
Member of the Supervisory Board – Fiat S.p.A., Turin
Member of the Advisory Board – Barmenia Versicherungen, Wuppertal
Member of the Company Board – Carl-Zeiss-Stiftung, Oberkochen
Member of the Board of Directors – Euroclear Bank S.A., Brussels – Euroclear plc, London

Dr. med. Hans-Peter Niendorf, Berlin; * Jun. 25, 1946 First elected: Apr. 27, 1999 Elected until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging, Schering AG, Berlin

Detlef Pfotenhauer, Weimar; * Aug. 31, 1956 First elected: Apr. 16, 2004 Elected until the AGM in 2009
Chairman of the Works Council of Schering GmbH and Co. Produktions KG, Weimar Chairman of the Group Works Council of Schering AG, Berlin

Hans-Jürgen Scheel, Berlin; * Jun. 21, 1943 First elected: Feb. 11, 1994 Elected until Apr. 16, 2004

Günter Schmitt, Berlin; * Jan. 13, 1943 First elected: Apr. 27, 1999 Elected until Apr. 16, 2004

Dr. rer. oec. Ulrich Sommer, Berlin; * Jun. 1, 1947 First elected: Apr. 27, 1999 Elected until the AGM in 2009
Area Manager Marketing Europe Region, Schering AG, Berlin

Sabine Süpke, Berlin; * Jan. 7, 1964 First elected: Apr. 16, 2004 Elected until the AGM in 2009
District manager, IG BCE for the Berlin- Mark Brandenburg district

Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959 First elected: Apr. 27, 1999 Elected until the AGM in 2009
Chairman of the Company Works Council and Chairman of the Bergkamen Works Council of Schering AG, Berlin

Committees formed by the Supervisory Board

Executive Committee
   Dr. Giuseppe Vita (Chairman)
   Norbert Deutschmann
   Dr. Reiner Hagemann
   Sabine Süpke

Audit Committee
   Dr. Karl-Hermann Baumann (Chairman)
   Norbert Deutschmann
   Dr. Giuseppe Vita
   Heinz-Georg Webers

Nomination and Compensation Committee
   Dr. Giuseppe Vita (Chairman)
   Norbert Deutschmann
   Dr. Reiner Hagemann
   Heinz-Georg Webers

Research and Development Committee
   Dr. Giuseppe Vita (Chairman)
   Prof. Dr. Piet Borst
   Norbert Deutschmann
   Prof. John A. Dormandy
   Dr. Hans-Peter Niendorf
   Dr. Ulrich Sommer

Committee in accordance with section 27 (3)
of the MitbestG (German Co-Determination Act)
   Hans-Georg Bleeck
   Norbert Deutschmann
   Dr. Reiner Hagemann
   Dr. Giuseppe Vita

Report of the Supervisory Board

Dear Shareholders,

the Supervisory Board kept itself informed of the Company’s situation and key business transactions throughout fiscal year 2004 by means of regular written reports from the Executive Board. These included monthly reports on sales, variances between projected and actual figures, and the cash position, as well as quarterly reports on the balance sheet, the income statement, forward exchange transactions, interest rate management, and the personnel structure.

The Chairman of the Supervisory Board kept himself informed at all times about major developments and upcoming decisions through regular meetings with the Chairman of the Executive Board, among other means.

The Supervisory Board held six meetings in the course of the fiscal year, which were also attended by the Executive Board. The key issues discussed were business developments, the profit situation and financial position of the Company and its subsidiaries, and research and development projects. The Supervisory Board discussed the Executive Board’s strategic FOCUS Initiative in a number of meetings; in addition, it endorsed the Executive Board’s business plan for 2005, and agreed to the legal spin-off of the dermatology business.

In accordance with section 161 of the German Stock Corporation Act (Aktiengesetz), the Supervisory Board resolved a declaration of conformity with the German Corporate Governance Code (see chapter Corporate Governance).

The Supervisory Board addressed the selection of a new member of the Executive Board and the compensation of Supervisory Board and Executive Board members, as well as reviewed the efficiency of its work.

The Chairman of the Supervisory Board, his deputy and the members of the committees were elected in the constituting meeting of the Supervisory Board on April 16, 2004. The Chairman of the Supervisory Board was not aware of any conflicts of interest affecting individual members.

At three meetings, the Executive Committee of the Supervisory Board prepared the Supervisory Board’s meetings, and discussed the Executive Board’s strategic plans.

The Audit Committee met six times with the auditors in attendance. It examined Schering AG’s financial statements and the consolidated financial statements, including risk management, and approved the interim financial statements. The Committee supported the implementation of the regulations in section 404 of the Sarbanes-Oxley Act concerning the internal control system over financial reporting as well as the presentation of the internal control system as of December 31, 2004 and the Executive Board’s assessment of its effectiveness. It examined the independence of the auditors and made a proposal to the Supervisory Board for the election of auditors by the Annual General Meeting. The Committee also contracted the auditors to audit the annual financial statements, and specified the audit focus and the audit fee. It approved non-audit commissions to the extent allowed. The Committee approved the resources and audit plan for Corporate Audit, and discussed the results of the latter’s audit. The Audit Committee’s tasks are defined in an Audit Committee Charter; in addition, whistleblower procedures were introduced for employee complaints about accounting and auditing matters.

The Nomination and Compensation Committee held five meetings dealing with such issues as succession plans for members of the Executive Board, the selection of a new member of the Executive Board and other Executive Board matters and in particular the compensation of the members of the Supervisory Board and the Executive Board.

The Research and Development Committee held two meetings to discuss the R&D portfolio and the R&D risk management as well as current issues.

There was no meeting of a committee formed in accordance with section 27 (3) of the German Co-determination Act (Mitbestimmungsgesetz).

Detailed reports on the various committee meetings were presented at each subsequent Supervisory Board meeting.

The annual financial statements of Schering AG, the consolidated financial statements, and the combined management report for Schering AG and the Schering AG Group for fiscal year 2004 were audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, the auditors commissioned by the Supervisory Board, and were granted an unqualified audit opinion. The auditors attended the meeting of the Supervisory Board and reported on the results of the audit, which were noted and approved by the Supervisory Board. The auditors also reported on the results of the audit of the Group’s risk management system and the internal control system over financial reporting. Upon completion of its examination, the Supervisory Board did not raise any objections. It approved the annual financial statements of Schering AG and the consolidated financial statements; the annual financial statements of Schering AG are thus adopted. The Supervisory Board concurs with the Executive Board’s proposal for the appropriation of profits.

As of the end of the Annual General Meeting on April 16, 2004, Mr. Joachim Elsholz, Mr. Hans-Jürgen Scheel and Mr. Günter Schmitt are no longer members of the Supervisory Board. The Supervisory Board would like to thank them for their commitment and responsible work. At the same Annual General Meeting, Ms. Sabine Süpke as well as Mr. Hans-Georg Bleeck and Mr. Detlef Pfotenhauer were elected by our employees to the Supervisory Board.

The Supervisory Board appointed Dr. Karin Dorrepaal to the Executive Board effective September 1, 2004. She is responsible for Diagnostic Imaging, Supply Chain&Environment, as well as Procurement.

Berlin, March 1, 2005

The Supervisory Board

Dr. Giuseppe Vita

Chairman

Corporate Governance

The interaction between the shareholders, the Supervisory Board, and the Executive Board at Schering AG has traditionally been characterized by a sense of responsibility and transparency.

GERMAN CORPORATE GOVERNANCE CODE
The following report has been prepared by the Executive Board, also on behalf of the Supervisory Board, in accordance with section 3.10 of the German Corporate Governance Code.

In November and December 2004, the Executive Board and the Supervisory Board agreed in two separate meetings on the following declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz):

“Schering AG complied and complies with the recommendations of the German Corporate Governance Code set forth on May 21, 2003. In the past, only the individual remuneration of the Chairman of the Executive Board and the Chairman of the Supervisory Board was published; the remuneration of the remaining members of both the Executive and the Supervisory Board was published in a consolidated form.”

Starting with the Annual Report for 2004, the remuneration of all members of the Executive Board and Supervisory Board will be published individually.

The declaration of conformity has been published on our homepage at www.schering.de, under the Investor Relations section, Corporate Governance, and will be updated in the event of any changes.

Schering AG also complies with the German Corporate Governance Code’s non-binding suggestions, with the exception of the following: the Company appoints proxies who are available to shareholders wishing to exercise their voting rights at the Annual General Meeting (AGM), and who will accept instructions before, but not during the AGM; only excerpts from the AGM are broadcast on the Internet; the term of first-time appointments to the Executive Board varies; and members of the Supervisory Board are not elected at different dates.

U.S. CORPORATE GOVERNANCE RULES
Since our shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs), Schering AG must also apply the latter’s admission rules, as well as U.S. capital market legislation, and in particular the Sarbanes-Oxley Act passed in 2002 and the U.S. Securities and Exchange Commission’s (SEC) implementing rules as well as the NYSE Corporate Governance rules.

We have implemented these provisions, or will implement them within the applicable periods, as far as they apply to Schering AG. Deviations from the Corporate Governance rules of the NYSE, which apply to U.S. companies, are described in our Annual Report on Form 20-F for fiscal year 2004.

CORPORATE GOVERNANCE AND CORPORATE CONTROL:
EXECUTIVE BOARD AND SUPERVISORY BOARD
The Executive Board of Schering AG presently consists of seven members, and is the managing body for the Group. Its work is guided by the principle of a sustainable increase in company value.

The Supervisory Board of Schering AG consists of 16 members, eight of whom are elected by the General Meeting, and eight of whom are elected by Schering AG employees in accordance with the provisions of the German Co-determination Act (Mitbestimmungsgesetz). A major part of the Supervisory Board’s activities is performed by committees.

The mandates held by members of the Executive Board in supervisory bodies of other companies are shown in the chapter The Executive Board. The mandates held by members of the Supervisory Board are shown in the chapter The Supervisory Board.

The Executive Board reports regularly, promptly, and extensively to the Supervisory Board on all questions relating to business planning, strategic development, business developments, and the position of the Group, including its risk position and risk management. Any business developments that depart from the plans and objectives are discussed in detail. The Company’s strategic orientation is discussed with the Supervisory Board. The Supervisory Board’s rules of procedure specify that significant transactions require the consent of the Supervisory Board.

The term of office for all members of the Supervisory Board ends at the Annual General Meeting in 2009.

The Company has procured a Directors’ and Officers’ (D&O) liability and insurance policy that covers claims brought against members of the executive bodies. Among other things, this provides for an appropriate deductible for members of the Executive Board and the Supervisory Board.

Any advisory or other service agreements and contracts for work between a member of the Supervisory Board and the Company have received the Supervisory Board’s approval.

Conflicts of interest affecting members of the Executive Board or the Supervisory Board must be reported immediately to the Supervisory Board. No such conflicts have been reported.

EXERCISE OF SHAREHOLDER RIGHTS: THE GENERAL MEETING
Shareholders exercise their decision-making and supervisory rights at the Annual General Meeting, where each share entitles the holder to one vote. Shareholders have the option to exercise their voting right in person or via a proxy of their choice, which may also be a shareholders’ association. The appointment of a proxy must be submitted in writing. By providing proxies, Schering AG enables shareholders not attending the meeting to exercise their rights. This option is open to all shareholders who do not wish to attend in person or who do not wish to commission their custodian bank or another third party to exercise their voting rights.

PERFORMANCE-RELATED COMPENSATION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD
Members of the Executive Board receive an annual remuneration, consisting of fixed, variable and long-term performance-related compensation components. The variable portion depends on the Company’s earnings per share. The long-term performance-related component of the compensation consists of annually newly-defined stock option grants; this requires that Executive Board members personally invest in Schering AG’s shares. Under the terms of Schering AG’s stock option plans, the members of the Executive Board hold non-transferable stock options and stock appreciation rights that are linked to specific obligations. In particular, the number of stock options depends on the performance of Schering AG’s shares both in absolute terms and compared with a benchmark index.

In accordance with section 13 of the Articles of Association, members of the Supervisory Board receive a fixed annual remuneration of €50,000 as well as long- and short-term performance-related compensation components. The short-term remuneration is linked to the Company’s earnings per share; the long-term remuneration to its share price performance over a period of three years. The Supervisory Board also receives €470,000 annually as remuneration for its members’ service on committees.

Additional information on the remuneration of the members of the Executive Board and the Supervisory Board can be found under Note (33) on the Consolidated Financial Statements 2004 of this Annual Report.

AUDIT
At the Annual General Meeting on April 16, 2004, BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, was appointed as the auditors and Group auditors for fiscal year 2004. The Audit Committee commissioned the auditors on behalf of the Supervisory Board and stipulated the primary focuses of the audit.

Fees billed by BDO for professional services were as follows:

€m	2004	2003
Audit fees*	5.7	3.5
Audit-related fees	0.1	0.1
Tax fees	0.4	0.3
All other fees	0.0	0.0
Total	6.2	3.9
* In 2004, Audit fees also included amounts billed for attestation services in relation to management’s assessment of internal control over financial reporting

RESPONSIBLE RISK MANAGEMENT
Good corporate governance also includes the responsible management of risks by a company. A detailed discussion of the risk management provisions and measures taken by Schering AG is presented in the chapter “Risk Management Report” of the Management Report.

TRANSPARENCY AND COMMUNICATION
Schering AG is committed to making comprehensive information available simultaneously to the financial markets and all other parties interested in the development of the Company. As part of the continuous improvement of our open and fair communication policy, we offer detailed company reports as well as, among other things, comprehensive information on corporate management in the Internet at www.schering.de. This includes the tasks, functions, mandates, and individual remuneration components of the Executive and Supervisory Board. In addition, the Supervisory Board’s rules of procedure and an overview of its committees as well as Schering AG’s Articles of Association can be found here.

The declaration of conformity with the current version of the German Corporate Governance Code is also published on the Schering AG website. Ad-hoc notifications under section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz) as well as securities transactions that are notifiable under section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) are also listed here. Furthermore, important information concerning the Annual General Meeting is also published at www.schering.de.

CODE OF BUSINESS CONDUCT AND ETHICS
As part of Schering AG’s commitment to a high standard of ethical principles, the Executive Board and the Supervisory Board have adopted a Code of Business Conduct and Ethics. It describes the values, principles and practices that guide business conduct in the Schering AG Group. It is applicable to all employees worldwide as well as to members of the Executive Board and of the Supervisory Board.

The Code reflects the objective of management to reinforce company-wide ethical standards and to promote a work environment that fosters integrity, respect and fairness. It represents a binding framework for all employees worldwide and defines conduct in international business activities, the management of conflicts of interest, questions of equality, the role of internal control systems, and the aim of the Company to comply with legal standards and other internal and external rules. It is the conviction of the Executive Board and the Supervisory Board that the long-term interests of the Company are best served by a policy of strict adherence to the law and to principles, as well as social responsibility in all business activities.

The company-wide implementation of the Code was completed in 2004. Employees were informed by their supervisors of the importance of the Code.

The complete version of the Code has been published on our website www.schering.de under the heading “About Schering”.

MANAGEMENT REPORT >>

Business Trends: Schering AG Group
Results of Operations by Segment
Liquidity and Capital Resources
FOCUS Initiative
Capital Expenditures
Research and Development
Quality, Environmental Protection and Safety
Risk Management Report
Outlook 2005
Proposal for the Appropriation of Profits

Business Trends: Schering AG Group

The management reports of Schering AG and of the Schering AG Group have been combined. The following provides an overview of business trends in the Schering AG Group as a whole and for our individual segments.

Percentage changes in our overview of sales trends have been calculated on the basis of figures expressed in thousands of euros.

Consolidated income statements			Schering AG Group
	€m		% of net sales
	2004	2003	2004	2003
Net sales	4,907	4,828	100%	100%
Cost of sales	– 1,206	– 1,233	25%	26%
Gross profit	3,701	3,595	75%	74%
Costs of
marketing and selling	– 1,548	– 1,525	32%	32%
engineering and administration	– 524	– 566	11%	12%
research and development	– 919	– 924	19%	19%
Other operating income	362	399
Other operating expenses	– 311	– 293
Operating profit	761	686	16%	14%
Financial result	– 9	15
Profit before taxes	752	701	15%	15%
Income taxes	– 249	– 255	5%	5%
Profit for the period	503	446	10%	9%

Attributable to:
Net profit	500	443	10%	9%
Minority interest	3	3

Earnings per share basic and diluted* (in €)	2.61	2.28

* Potential dilution from stock options issued as part of Long Term Incentive Plans

Net sales
In 2004, the Schering AG Group generated organic net sales growth of 5%. Currency effects negatively impacted net sales by 3%. Total net sales in 2004 increased by 2% to €4,907m.

Our top 10 products made a particularly significant contribution to this increase in net sales (+8% currency adjusted). We continued to gain market shares with our innovative oral contraceptive Yasmin® in all major markets and net sales in 2004 strongly increased (+56% currency adjusted). Our intrauterine system Mirena® (+25% currency adjusted) also continued to generate strong net sales growth. Our top-selling product Betaferon® (marketed in the U.S. and Canada under the trade name Betaseron®) generated growth of 5% currency adjusted in 2004.

Net sales by Region						Schering AG Group
	€m		Change from 2003				% of total
	2004	2003	total	volume/price	currency	structure*	2004	2003
Europe Region**	2,472	2,372	+ 4%	+ 5%	0%	– 1%	50%	49%
United States Region	1,242	1,203	+ 3%	+ 13%	– 10%	0%	25%	25%
Japan Region	468	517	– 10%	– 8%	– 2%	0%	10%	11%
Latin America/Canada Region	411	383	+ 7%	+ 16%	– 9%	0%	8%	8%
Asia/Pacific Region**	234	214	+ 9%	+ 13%	– 4%	0%	5%	4%
Other Activities	80	139	– 42%	– 41%	– 1%	0%	2%	3%
Total	4,907	4,828	+ 2%	+ 5%	– 3%	0%	100%	100%
* Effects of acquisitions and divestitures
** Reallocation of individual countries to Regions indicated and Asia/Middle East Region renamed Asia/Pacific Region; previous year’s figures adjusted accordingly

In the year under review, Schering AG recorded volume increases in all Regions, except Japan, that made a substantial contribution to organic net sales growth.

Net sales in the Europe Region rose by 5% after adjustment for a divestiture effect. Double-digit increases in local currencies were recorded in Italy, Spain, and certain Eastern European countries. We were able to offset the increase in the government-imposed manufacturers’ rebate in Germany, our largest market in the Region, due to higher sales volumes.

The rise in net sales in the United States Region (+13% currency adjusted) was mainly due to volume increases. However, the continued weakness of the U.S. dollar against the euro led to a negative currency effect of 10%, with the result that total net sales in the Region rose by 3%.

Total net sales in the Japan Region declined by 10%, with negative price effects accounting for 4% and declining sales volumes for 4%.

The Latin America/Canada Region recorded the strongest net sales growth in local currencies (+16%), based on both increased sales volumes (+9%) and positive price effects (+7%). However, negative currency effects (–9%) impacted the excellent trend. As a result, total net sales in the Latin America/Canada Region rose by 7%.

Net sales in the Asia/Pacific Region grew substantially (+13% currency adjusted), a rise that was exclusively due to volume increases. However, this Region was also impacted by negative currency effects (–4%).

Net sales by Business Area and key indication areas*				Schering AG Group
	€m		Change from 2003				% of total
	2004	2003	total	volume/price	currency	structure**	2004	2003
Gynecology&Andrology	1,768	1,622	+ 9%	+ 13%	– 4%	0%	36%	34%
Fertility control	1,491	1,333	+ 12%	+ 15%	– 3%	0%	30%	28%
Hormone therapy	274	286	– 4%	0%	– 4%	0%	6%	6%
Specialized Therapeutics	1,542	1,560	– 1%	+ 3%	– 3%	– 1%	31%	32%
Central nervous system (CNS)	861	852	+ 1%	+ 5%	– 4%	0%	18%	18%
Oncology	420	449	– 7%	– 4%	– 3%	0%	9%	9%
Cardiovascular	141	152	– 7%	– 4%	– 3%	0%	3%	3%
Diagnostics&Radiopharmaceuticals	1,308	1,312	0%	+ 4%	– 4%	0%	27%	27%
X-ray contrast media	574	598	– 4%	– 2%	– 2%	0%	12%	12%
MRI contrast agents	332	322	+ 3%	+ 8%	– 5%	0%	7%	7%
Radiopharmaceuticals	125	133	– 5%	– 4%	– 1%	0%	2%	3%
Application technologies	271	254	+ 7%	+ 17%	– 10%	0%	6%	5%
Dermatology	207	200	+ 4%	+ 6%	– 2%	0%	4%	4%
Other Sources	82	134	– 40%	– 37%	– 3%	0%	2%	3%
Total	4,907	4,828	+ 2%	+ 5%	– 3%	0%	100%	100%
* The indented figures do not correspond to the total sales figures for the Business Areas since only key indication areas are listed
** Effects from acquisitions and divestitures

Top-selling products		Schering AG Group
		Net sales 2004 in €m	Change from 2003
			total	currency adjusted
1	Betaferon®/Betaseron® (therapeutics)	782	+ 2%	+ 5%
2	Yasmin® (fertility control)	429	+ 48%	+ 56%
3	Magnevist® (diagnostics)	303	+ 1%	+ 6%
4	Iopamiron® (diagnostics)	241	– 8%	– 6%
5	Ultravist® (diagnostics)	236	0%	+ 3%
6	Mirena® (fertility control)	199	+ 21%	+ 25%
7	Diane® (gynecology)	186	– 8%	– 6%
8	Microgynon® (fertility control)	128	+ 3%	+ 7%
9	Meliane® (fertility control)	120	+ 2%	+ 4%
10	Fludara® (therapeutics)	103	– 26%	– 25%
	Total	2,727	+ 5%	+ 8%
	Total as % of Group sales	56%

Net sales in the Gynecology&Andrology business area rose after adjustment for currency effects by 13%, due to a strong growth of 15% in the field of fertility control. This was due in particular to the ongoing strong increase in net sales of Yasmin® (+56% currency adjusted). With total net sales of €429m, Yasmin® is now the Schering AG Group’s number two product. In addition, Mirena® recorded an encouraging increase in net sales of 25% currency adjusted. Our hormone therapy business stabilized, with positive price effects (+4%) offsetting a decline in volumes (–4%). Total net sales in the Gynecology&Andrology business area rose by 9% to €1,768m, despite negative currency effects (–4%).

The Specialized Therapeutics business area recorded organic growth of 3%. After adjustment for negative currency and structure effects, net sales declined slightly overall by 1% to €1,542m. The structure effect (–1%) was related to the streamlining of our product range as a result of the sale of non-core products by our German subsidiary, Jenapharm GmbH & Co. KG. Organic growth in the Specialized Therapeutics business area was primarily due to a rise in net sales of Betaferon®, Campath® (marketed outside the U.S. as MabCampath®), Leukine®, and Bonefos®. As expected, net sales of Fludara®, which lost its patent protection in the U.S. in August 2003, declined further due to the resulting competition from generic products. Net sales of Betaferon® amounted to €782m (+5% currency adjusted). This healthy growth was helped by ongoing product enhancements, facilitating the application of Betaferon®. Our cancer therapy Campath® generated currency adjusted net sales growth of 7% in 2004.

Net sales in the Diagnostics&Radiopharmaceuticals business area rose by 4% currency adjusted in 2004. As a result, net sales amounted to €1,308m, remaining at the previous year’s level despite negative currency effects (–4%). Net sales of contrast agents for magnetic resonance imaging (MRI) rose after adjustment for currency effects by 8%. This increase was primarily due to an encouraging rise in net sales of Magnevist®, as well as to strong rates of increase on the part of our new products, Gadovist® and Resovist®. In contrast, currency adjusted net sales of X-ray contrast media fell slightly as a result of negative price trends (–4%), which were only partially offset by higher sales volumes (+2%). Net sales of our application technologies for contrast agents, marketed by our U.S. subsidiary Medrad, Inc., rose by 17% currency adjusted in 2004. Since our application technologies business is managed centrally from the United States, we allocate global sales by the Medrad Group to the United States Region. Translation of the relevant amount into euros led to negative currency effects of 10%.

The Dermatology business area recorded solid organic growth of 6%, with our top-selling products – Advantan® and Skinoren® – making a disproportionately large contribution. Total net sales rose by 4% to €207m due to negative currency effects of 2%.

Gross profit
Gross profit increased by 3% to €3,701m in 2004. The gross margin improved by 0.9 percentage points to 75.4%, due in particular to the increased proportion of high-margin products and lower production royalties.

Operating profit
Operating profit was €761m, 11% up on the previous year’s figure. Marketing and selling costs increased by 2% in line with net sales. Engineering and administration costs declined by 7% to €524m. Research and development costs decreased by 1% to €919m. Their ratio to net sales remained stable, at 19%. The development of the costs of operating functions reflects favorable exchange rate effects and strict cost management.

Net Other operating income and expenses decreased by €55m. Key negative effects here were lower year-on-year gains from currency hedges, expenses from the implementation of our and one-time charges relating to pension plans in Japan. These charges were only partially offset by individual positive effects, in particular the absence of goodwill amortization and one-time income from the reversal of a provision for guarantees regarding the sale of our Industrial Chemicals and Natural Substances division in 1992.

Financial result
The financial result decreased by €24m compared with 2003. This was mainly due to an income from the sale of our interest in Oy Leiras Finland AB (€22m) included in the financial result of 2003.

Income taxes
Income taxes decreased from €255m in 2003 to €249m in 2004. Despite the absence of the dividend-related reduction in corporation tax in Germany, the effective tax rate fell by three percentage points to 33%. Along with lower earnings in Japan, where the tax rate is above average, and a lower tax rate in Germany due to the absence of a surcharge levied only for 2003 under legislation for the assistance for the flood victims in Germany in 2002, one-time income from the reversal of a tax provision following the completion of a tax audit at a subsidiary also had an effect.

Net profit
Net profit increased by 13% to €500m in 2004. Earnings per share were 14% above the previous year’s figure at €2.61, as the average number of outstanding shares declined in 2004 as a result of our share buy-back program.

Results of Operations by Segment

The segments used have been identified in accordance with the provisions of IAS 14 (revised). The primary basis of segment reporting is geographic. This reflects the regional management structure of our sales organization, our internal reporting systems, and what we believe to be the predominant sources and nature of risks and returns in our business. Our segment reporting comprises five geographical segments: Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Pacific Region. Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis, and are therefore presented as a separate segment.

Segment performance is the internal benchmark for success used in Schering AG’s internal management systems. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance, as the corresponding activities are managed on a worldwide basis.

Results of operations by segment			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Net sales
Europe Region*	2,472	2,372	+ 4%	50%	49%
United States Region	1,242	1,203	+ 3%	25%	25%
Japan Region	468	517	– 10%	10%	11%
Latin America/Canada Region	411	383	+ 7%	8%	8%
Asia/Pacific Region*	234	214	+ 9%	5%	4%
Other Activities	80	139	– 42%	2%	3%
Total	4,907	4,828	+ 2%	100%	100%

Segment performance
Europe Region*	1,116	1,018	+ 10%	56%	54%
United States Region	446	394	+ 13%	23%	21%
Japan Region	133	202	– 34%	7%	11%
Latin America/Canada Region	155	137	+ 13%	8%	7%
Asia/Pacific Region*	90	81	+ 11%	4%	4%
Other Activities	39	57	– 32%	2%	3%
Total	1,979	1,889	+ 5%	100%	100%
* Reallocation of individual countries to Regions indicated and Asia/Middle East Region renamed Asia/Pacific Region; previous year’s figures adjusted accordingly

EUROPE REGION

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union, all other countries in continental Europe, Turkey, the countries making up the Commonwealth of Independent States, and the whole African continent. Since January 1, 2004 the countries belonging to the Middle East, as well as India, Sri Lanka, Pakistan, Iran, and Bangladesh have become part of the Europe Region, whereas Australia and New Zealand have been reallocated to the Asia/Pacific Region. The previous year’s figures have been adjusted accordingly. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy, Jenapharm, CIS bio international, and the Justesa Imagen Group. Germany, France, and Italy were the three strongest sales markets in this Region in the period under review, accounting for 48% of net sales generated in this segment in 2004.

Net sales in the Europe Region by Business Area			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Gynecology&Andrology	1,003	969	+ 4%	41%	41%
Specialized Therapeutics	865	820	+ 6%	35%	35%
Diagnostics&Radiopharmaceuticals	463	450	+ 3%	19%	19%
Dermatology	130	127	+ 2%	5%	5%
Other Sources	11	6	+ 84%	0%	0%
Total	2,472	2,372	+ 4%	100%	100%

Net sales
Net sales in the Europe Region increased in 2004 by 4% to €2,472m. The rise was due to positive volume effects (+5%) at overall stable prices being partly offset by a negative divestiture effect (–1%) in Germany. In total, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany and France.

Net sales increased in our major markets, with the exception of Germany. Strong growth was recorded in particular in our key markets Italy (+15%) and Spain (+11%). In Germany, in contrast, net sales declined slightly (–2%). This was due in particular to the divestiture of non-core products at our subsidiary Jenapharm. We were able to offset the negative price effect in Germany, based on the increase in the government-imposed manufacturers’ rebate from 6% to 16%, due to higher sales volumes.

The Gynecology&Andrology business area contained a number of key growth products: Yasmin® (+47%), Mirena® (+12%) and Valette® (+24%). In contrast, net sales of Diane® declined in volume terms by 13% due to strong competition from generic products.

In the Specialized Therapeutics business area, net sales of Betaferon® climbed only slightly by 1%. Solid increases in net sales of Betaferon® in Great Britain (+9% currency adjusted) and Italy (+9%), for example, were offset by negative price developments, for instance in Germany due to the government-imposed rebate. Fludara® also recorded strong growth (+12%), as this product was increasingly being used by physicians in combination with MabCampath®. In the Diagnostics&Radiopharmaceuticals business area, net sales of Magnevist® grew by an encouraging 5%, despite negative price effects. Lower prices for Ultravist® were more than offset by higher sales volumes. With a total net sales ratio of 53%, Magnevist® and Ultravist® were the top-selling products in this business area.

Segment performance
Segment performance increased by 10% to €1,116m in 2004. Gross profit remained constant, whereby negative effects, particularly due to manufacturer’s rebates in Germany, were offset by an improved product mix. The marketing and selling costs as well as administrative costs increased underproportionately to net sales. Furthermore, we profited from the absence of goodwill amortization as well as the sale of non-core products of our German subsidiary Jenapharm.

UNITED STATES REGION

The geographic region referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all net sales of pharmaceutical products in the United States Region. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad and its subsidiaries.

Net sales for the United States Region by subsegment			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Berlex	971	951	+ 2%	78%	79%
Medrad	271	252	+ 7%	22%	21%
Total	1,242	1,203	+ 3%	100%	100%

Net sales for the United States Region by Business Area			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Gynecology&Andrology	356	271	+ 31%	29%	23%
Specialized Therapeutics	432	500	– 14%	35%	41%
Diagnostics&Radiopharmaceuticals	437	423	+ 3%	35%	35%
Dermatology	17	9	+ 90%	1%	1%
Total	1,242	1,203	+ 3%	100%	100%

Net sales
Net sales in the United States Region increased by 3% in 2004 to €1,242m. The ongoing depreciation of the U.S. dollar against the euro led to a negative currency effect of 10%. After adjustment for currency effects, net sales rose sharply (+13%). While prices increased by 4%, the rise was mainly due to a substantial increase in volumes (+9%).

Berlex accounted for €971m or 78% of total net sales in the United States Region in 2004, while Medrad contributed €271m, or 22%. After adjustment for currency effects, Medrad’s net sales rose by an encouraging 17% in 2004 due to increased sales volumes of CT injection systems (+31%) and services (+14%).

In the Gynecology&Andrology business area, key growth drivers included the fertility control products Yasmin® (+52% currency adjusted) and Mirena® (+52% currency adjusted). In the case of Climara®, positive price adjustments (+10%) largely offset lower sales volumes (–12%). In the Specialized Therapeutics business area, Betaseron® developed well despite its highly competitive environment, increasing net sales by 9% currency adjusted. Net sales of Campath® (+4% currency adjusted) and Leukine® (+5% currency adjusted) also rose as a result of increased sales volumes. In contrast, the currency adjusted decline in net sales of Fludara® of 78% was due to the expiration of our patent in August 2003 and the resulting competition from generic products. The Diagnostics&Radiopharmaceuticals business area recorded clear increases in net sales of Magnevist® (+11% currency adjusted) and Ultravist® (+21% currency adjusted), despite a slight decrease in prices. Net sales by the Dermatology business area, which was recently set up in this Region, amounted to €17m in the year under review, compared to €9m in 2003. The reason for this growth was the promising development in net sales of Finacea®, a product used in the treatment of rosacea.

Segment performance
Segment performance improved by 13% to €446m in 2004. The gross margin increased slightly, despite negative exchange rate effects, because, aside from lower royalty payments for Betaseron®, our top-selling product, we recorded an increase in net sales with higher margin products – in particular, Yasmin®. In fiscal year 2004, overheads declined due to positive exchange rate effects. Currency adjusted, we recorded a mid-single digit increase in the marketing and selling costs in percentage terms, whereby the increase in costs was clearly below net sales growth in local currency. Another positive effect resulted from the absence of goodwill amortization.

JAPAN REGION

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiary, as well as direct sales by Schering AG to Japanese pharmaceuticals companies.

Net sales in the Japan Region by Business Area			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Gynecology&Andrology	26	28	– 5%	6%	5%
Specialized Therapeutics	108	117	– 8%	23%	23%
Diagnostics&Radiopharmaceuticals	306	342	– 11%	65%	66%
Dermatology	28	30	– 7%	6%	6%
Total	468	517	– 10%	100%	100%

Net sales
Net sales in the Japan Region declined by 10% in 2004 to €468m, or 8% after adjustment for currency effects. This was due both to a decline in sales volumes (–4%) and negative price effects (–4%) caused by government-imposed price reductions effective April 2004, which were in average 5%.

The Diagnostics&Radiopharmaceuticals business area, which accounted for 65% of net sales in the Region in the year under review, recorded a currency adjusted decline in net sales of 9%. This was due in particular to government-imposed price reductions. As a result, net sales of Iopamiron®, our key product in the Region, declined by 8% currency adjusted. This X-ray contrast medium generated net sales of €206m, or 67% of total net sales for this business area. Net sales of Magnevist®, our second-strongest product in the Region, decreased by 9% after adjustment for currency effects; currency adjusted net sales of Ultravist® also clearly declined. In the Specialized Therapeutics business area, in contrast, net sales of Betaferon®, our third-strongest product in this Region in 2004, continued to be extremely encouraging, rising to €28m (+13% after adjustment for currency effects).

Segment performance
Segment performance declined by 34% to €133m in 2004. Consequently, segment performance declined in percentage terms clearly more than net sales. This was mainly due to one-time effects resulting from the change in pension plan obligations of our Japanese subsidiary. Furthermore, we recorded higher purchase prices of iopamidol, the active substance in Iopamiron®. In contrast, we slightly improved the gross margin by means of a better product mix.

LATIN AMERICA/CANADA REGION

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico, and Canada were our three strongest markets in this Region in the period under review, accounting for 61% of segment sales.

Net sales in the Latin America/Canada Region by Business Area			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Gynecology&Andrology	273	254	+ 8%	67%	66%
Specialized Therapeutics	80	73	+ 10%	19%	19%
Diagnostics&Radiopharmaceuticals	29	29	0%	7%	8%
Dermatology	22	22	+ 1%	5%	6%
Other Sources	7	5	+ 16%	2%	1%
Total	411	383	+ 7%	100%	100%

Net sales
Net sales in the Latin America/Canada Region increased by 7% in 2004 to €411m. Developments in the Region continued to be dominated by weaker exchange rates against the euro in almost all countries. After adjustment for currency effects, however, we generated our highest increase in net sales of all Regions in 2004 (+16%). This was due both to improved sales volumes (+9%) and to positive price effects (+7%). In the process, we were able to boost net sales in local currencies in our two strongest markets in the Region, Brazil (+19%) and Mexico (+16%).

This strong sales growth was mainly due to Yasmin®, a product from our Gynecology&Andrology business area, which has now been launched in almost all countries and is one of the three top-selling products in the Region. Net sales of Yasmin® more than doubled in local currencies. We also recorded increases in net sales of Diane® (+5% currency adjusted) and Microgynon® (+13% currency adjusted). In the Specialized Therapeutics business area, Betaferon®, our top-selling product in the Region, generated strong currency adjusted growth of 18%, with business benefiting from an increase in the number of sales consultants, as well as from the deployment of specially trained nurses to support patients. In our Diagnostics&Radiopharmaceuticals business area, net sales of Iopamiron® rose by 11% in local currencies as against 2003, due in particular to volume increases (+8%).

Segment performance
Segment performance rose by 13% to €155m in 2004. This increase, at a nearly constant gross margin, turned out clearly higher than the net sales increase in percentages, since changes in overheads had a positive impact. Overall, the selling and administration costs remained almost constant in euro terms and therefore clearly decreased in relation to net sales.

ASIA/PACIFIC REGION

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the Asian countries (with the exception of Japan) and, as of January 1, 2004, Australia, and New Zealand. The previous year’s figures have been adjusted accordingly. In the period under review, Australia, South Korea, and China were our three best markets in the Region, accounting for 73% of segment sales.

Net sales in the Asia/Pacific Region by Business Area			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Gynecology&Andrology	95	88	+ 8%	41%	41%
Specialized Therapeutics	57	47	+ 19%	24%	22%
Diagnostics&Radiopharmaceuticals	73	68	+ 7%	31%	32%
Dermatology	9	11	– 14%	4%	5%
Total	234	214	+ 9%	100%	100%

Net sales
Net sales in the Asia/Pacific Region rose by 9% in 2004 to €234m. This Region was also affected by negative currency effects (–4%), which impacted almost all Asian countries. After adjustment for currency effects, we recorded a rise in net sales (+13%), which was due entirely to volume increases. Roughly one third of net sales was attributable to the largest single market in the Region, Australia (currency adjusted increase: +4%). The countries with the strongest growth in net sales were China (+53% currency adjusted), Taiwan (+13% currency adjusted) and Thailand (+13% currency adjusted).

In the Gynecology&Andrology business area, the launch of Yasmin® is also proving successful in this Region: net sales increased from €5m in 2003 to €9m in 2004. Additionally, in the field of fertility control we were able to substantially improve net sales in local currencies of Diane® (+8%) and Microgynon® (+9%), due in particular to higher sales volumes. In the Specialized Therapeutics business area, net sales of Betaferon® in this Region rose by 3% in local currencies based solely on volume increases. The main sales driver for the Region was Ultravist®, a product from the Diagnostics&Radiopharmaceuticals business area, which accounted for 24% of total net sales. After adjustment for currency effects, net sales of Ultravist® climbed 15%, with a slightly negative price effect (–3%) being more than offset by a pronounced volume increase.

Segment performance
In 2004, segment performance increased by 11% to €90m. This increase was slightly above the increase in net sales, due to decreased administration costs. The gross margin remained stable, since a deterioration due to exchange rate effects resulting from euro-based manufacturing costs was offset by positive effects from higher margin products.

OTHER ACTIVITIES

The Other Activities segment primarily consists of our pharmaceutical chemicals business with other pharmaceuticals companies.

Net sales of Other Activities			Schering AG Group
	€m		Change from 2003	% of total
	2004	2003		2004	2003
Pharmaceutical chemicals	58	118	– 51%	73	85%
Other Sources	22	21	+ 5%	27	15%
Total	80	139	– 42%	100%	100%

Net sales
Net sales in the Other Activities segment fell by 42% in 2004 to €80m. This negative development was almost exclusively due to our pharmaceutical chemicals business, which plummeted 51% to €58m, primarily as a result of the discontinuation of production orders in the hormone therapy area. Thereby, currency effects (–1%) did not play a major role.

Segment performance
Segment performance declined by 32% to €39m in 2004. This decline was lower in relation to net sales, primarily due to a clearly increased gross margin, based on a higher share of net sales generated from our cooperation business in comparison to the previous year.

Liquidity and Capital Resources

The Schering AG Group’s cash and cash equivalents as of December 31, 2004, amounted to €785m (December 31, 2003: €566m). As of December 31, 2004, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less borrowings) of €780m, compared with €632m as of December 31, 2003. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which amounted to €468m as of December 31, 2004 (December 31, 2003: €458m). From an economic perspective, these liabilities constitute a long-term financial resource for the Group. Other pension obligations in Germany are funded through the Schering Pension Trust (Schering Altersversorgung Treuhand Verein) founded in 2001. In 2001 and 2002, Schering AG transferred a total of €800m to the trust in addition to ongoing contributions.

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2005, including capital expenditures, research cooperation projects, debt service, and dividends.

Operating activities
Cash flows from operating activities increased by 29% from €581m in 2003 to €751m in 2004. The improved cash flow from operating activities is due to a higher profit for the period. In addition, after a sharp increase of working capital in 2003, inventories and receivables increased in line with our underlying business in 2004; these positive effects were partly offset by a decrease in operating liabilities.

Investing activities
Cash flows used in investing activities amounted to €311m in 2004 compared to €161m in 2003. The cash outflows in the year under review were mainly due to the purchase of non-current assets in the amount of €290m (2003: €318m). Proceeds from the disposal of non-current assets amounted to €51m. In the previous year, proceeds from the disposal of non-current assets of €123m included €43m from the sale of our remaining 49% stake in Oy Leiras Finland AB. Furthermore, €72m were used for the purchase of securities during 2004, whereas 2003 €36m were realized from the sale of securities.

Financing activities
Cash flows used in financing activities amounted to €217m in 2004, as compared to €247m in the previous year. These cash flows mainly related to the distribution of dividends of €180 paid in 2004 for the previous year (2003: €182m) as well as the purchase of treasury shares in the amount of €167m (2003: €90m). A positive effect resulted from the increase in borrowings by €130m during 2004 (2003: €25m).

Borrowings
Borrowings as of December 31, 2004, amounted to €238m, compared with €110m on December 31, 2003. These liabilities of €39m had a maturity of less than one year (December 31, 2003: €74m).

FOCUS Initiative: Schering AG's formula for sustainable and profitable growth

In formulating the FOCUS Initiative, we have introduced a comprehensive program for realignment of the Company’s strategic orientation, its enhanced efficiency and global competitiveness as well as an optimization of its organizational structure in 2003. We first presented this program in June 2004 and announced further details on measures to improve profitability in November 2004.

The new orientation of our business areas is focusing our activities on those areas with the greatest growth prospects and profitability for Schering AG. Aside from our traditional successful business areas Gynecology&Andrology and Diagnostic Imaging, we will focus on new areas of growth in Oncology and Specialized Therapeutics.

The Gynecology&Andrology business area already represents a significant growth field for Schering AG. Our goal is to expand our leadership position in fertility control and to tap into new growth markets through innovative products for the treatment of gynecological diseases.

The newly founded Oncology business area is being expanded into a core competency due to its attractive growth possibilities. We plan to achieve this through the expansion of our successful hematology business and the development of innovative pharmaceuticals for the treatment of solid tumors.

In the Diagnostic Imaging business area, the existing business segments computer tomography, magnetic resonance imaging as well as new technological developments in molecular imaging promise long-term growth. Schering AG is one of the pioneers of diagnostic imaging, and will continue to drive forward innovations in this area in the future.

In the Specialized Therapeutics business area, Schering AG is focusing on fully leveraging the potential offered by promising new treatment approaches for severe diseases. In the short to mid term, we will focus primarily on the indications multiple sclerosis and Crohn’s disease. Cooperations with other companies in the areas of research and development are intended to maximize added value.

This new structure combines significant growth possibilities with our existing profitable business. We are confident that we can substantially increase our company value with this strategy in both the long and mid term.

At the same time, we will shift research and development resources from areas that no longer belong to our core business to the above-mentioned business areas, in order to maximize our ability to leverage their potential. In particular, we terminated our research and development activities in the areas of cardiovascular and central nervous system indications, with the exception of multiple sclerosis and the development of Spheramine® for Parkinson’s disease.

A further result of our strategic reorientation is the transfer of our dermatology business to an independent company – Intendis GmbH. Through the expansion of the existing business as well as strategic cooperations with other companies, Intendis is supposed to build up critical mass required for a global dermatology business. Effective January 1, 2005, the Intendis Group will operate in Europe, Japan, as well as North and South America primarily via independent subsidiaries with over 600 employees worldwide.

The successful implementation of the strategic new orientation of our business portfolio will be supplemented by redesigning the organizational and management structures of our company.

To finance our multifaceted growth opportunities, we have to provide the necessary earning power. At the same time, we have to achieve our profitability goal of an operating margin of 18% in 2006 (based on a U.S. dollar/euro exchange rate of 1.20). Therefore, we have created a comprehensive efficiency and profitability improvement program for our organization.

The goal of this program is to focus our production activities on fewer production sites, to slim down our administrative structures and to increase the efficiency of numerous business processes. We introduced this program company-wide in the last fiscal year and we have already seen initial successes. If the implementation of the measures derived from the program leads to a reduction of personnel, we will try our best to find socially acceptable solutions.

FOCUS is our formula for long term profitable growth: With FOCUS, our main objective is to develop new growth prospects for Schering AG far beyond 2006 in order to significantly increase Schering AG’s company value. Our Gynecology&Andrology and Oncology business areas are set to be the Company’s key growth drivers in the next few years due to their innovative product portfolios and a series of planned product launches. For Schering AG, FOCUS represents a strategic and operational reorientation, which is optimally designed to enable the Company to continue offering its customers and shareholders medical innovations and sustained growth in the future.

Capital Expenditures

We fund capital expenditures out of cash flows from operating activities. Capital expenditures on property, plant, and equipment totaled €212m in 2004, a decline of 8% compared to 2003 (€231m). The year-on-year decrease is due to exchange rate effects as well as to measures connected to our FOCUS Initiative, which was introduced in 2003 and continued in 2004.

In the year under review, 43% of expenditures related to Germany, 19% to other countries in the European Union, 26% to the United States, and 4% to Japan. 49% of our total capital budget was spent on production, quality assurance, and environmental protection, and

28% on research and development. Marketing and selling and Other functions accounted for 23% of our investment budget.

In 2004, we continued the construction of our new research building at our Berlin site. In production, we made investments to adapt our facilities to changes in market demands, such as packaging lines for Specialized Therapeutics or filling lines for contrast media cartridges. Further investments were made in the modernization of our radiopharmaceuticals production facility in Saclay, France. We reduced capital expenditures considerably at our Bergkamen site in 2004.

Capital expenditures for 2005 are expected to reach €240m. We will continue with construction of the new research building at our Berlin site. In Bergkamen, we will invest in measures that will allow us to further improve our cost structures in active substance production.

In Seattle, Washington, USA, we will drive forward construction of our biotechnological production facilities for manufacturing Leukine®.

In addition, we foresee having to invest in our remaining production sites in relation to our production strategy of reducing our number of production sites.

Based on the ongoing projects to alter the production structure within the Schering AG Group, which will require additional capital expenditures, we expect capital expenditures in 2006/2007 to remain at the same level as in 2005.

Research and Development

Our global expenses on research and development decreased by 1% to €919m in 2004 due to exchange rate effects. This continued to equal 19% of Group sales.

€745m (81%) of our R&D expenses can be attributed to specific projects, and can be divided by Business Area as follows: Gynecology&Andrology 23%, Specialized Therapeutics 44%, Diagnostics&Radiopharmaceuticals 17%, and Dermatology 5%.

Project-related R&D expenses	Schering AG Group
€m	2004	2003
Gynecology&Andrology	170	162
Specialized Therapeutics	330	354
Diagnostics&Radiopharmaceuticals	125	134
Dermatology	40	48
Other Sources	80	76
Total	745	774

R&D expenses which cannot be allocated to specific projects primarily relate to pre-clinical research, administration, infrastructure, international project management, and indirect costs incurred in order to comply with regulations for registration.

In 2005, research and development expenses expressed as a percentage of net sales are likely to be at the level recorded in 2004.

The following table shows selected development projects from our Business Areas, their indication areas as well as their development status.

Selected development projects
Project	Status	Indication
Gynecology&Andrology
Asoprisnil	Phase III	Selective progesterone receptor modulator for the treatment of myomas (benign tumors of the uterine muscle)
Climodien® 1/2	EU: submitted for registration	Low dose variation of Climodien® provides relief of menopausal symptoms
E2/DNG pill	Phase III	OC containing natural estradiol and dienogest, which is also being evaluated for the treatment of dysfunctional bleeding
Endometrion®	Phase III	Oral dienogest-containing product for the treatment of endometriosis (proliferation of endometrial tissue outside the uterus)
FC patch	EU: submitted for registration	Low dose patch containing ethinylestradiol and progestin for fertility control, which is applied once a week
“Male pill”	Phase II	Combination of progestin implant with a testosterone injection for the suppression of sperm concentration
Menopausal levonorgestrel system (MLS)	Phase III	Intrauterine system (IUS) using the technology of Mirena®. Developed for menopausal women to protect the endometrium from growing while being treated with estrogen
YAZ™	U.S.: submitted for registration

Low-dosed oral contraceptive containing a reduced ethinylestradiol dose and drospirenone with a unique regimen; has a positive effect on premenstrual dysphoric disorder (PMDD), a severe form of premenstrual syndrome (PMS)

Specialized Therapeutics
Fasudil Oral	Phase II	Active ingredient for the oral treatment of angina pectoris
Leukine®	Phase III

Hematopoetic growth factor (GM-CSF). Used in hematological oncology to stimulate cells of the innate immune system. In addition, Leukine® is currently in clinical development for the treatment of Crohn’s disease.

PTK/ZK	Phase III

Oral VEGF receptor tyrosine kinase inhibitor; anti-angiogenic small molecule designed to inhibit the formation of blood vessels that support tumor growth; is being developed for metastatic colorectal cancer

Spheramine®	Phase II	Consists of human cells that are attached to microcarriers and produce dopamine; used for cell therapy in Parkinson’s disease
Diagnostics&Radiopharmaceuticals
MS-325	U.S.: submitted for registration EU: submitted for registration	MRI contrast agent based on gadolinium with a high signal intensity and a prolonged retention time in the bloodstream; improves imaging of the entire vascular system
Scintimun® Granulocyte	EU: submitted for registration	Visualization of localized inflammations and infections in the body plus visualization of bone metastases
SHU 555 C	Phase III	MRI contrast agent for angiography

Quality, Environmental Protection and Safety

The highest possible requirements for quality, environmental protection and safety are critical success factors for Schering AG. The Company’s policy in this area is characterized by stability and continuity. We adhere to the concept of Sustainable Development that meets the needs of today’s generation while ensuring that future generations have something to inherit. Therefore our goal is to recognize today the economic, ecological, and social requirements of tomorrow. In this way, we intend to lay the foundations for a competitive future business.

To put the ecological components of sustainable development into practice, Schering AG is taking part in the chemical industry’s global “Responsible Care” initiative with a voluntary program. The current program focuses on the areas of occupational safety, environmental protection, plant safety, and dialog as well as additional measures for implementing our Code of Business Conduct and Ethics.

The focus is on the following issues:

—    Reducing the number of accidents

—    Reducing the relative use of energy and relative CO2 emissions

—    Implementing a key indicator system and developing a system for assessing safety, health, and environmental protection issues

—    Implementing a management information system

—    Incorporating ethical and ecological aspects in job descriptions

—    Participation in stakeholder assessments

—    Continuing our work on the subject of pharmaceuticals in the environment

We are pursuing our goal of further enhancing our already high product quality and the effectiveness of our procedures, and continuously improving our performance in the areas of health and safety and environmental protection, based on Group-wide principles (published in the Group Environmental Report of Schering AG) and an Integrated Management System (IMS) for quality, environmental protection and safety.

The IMS is designed to ensure the implementation of and compliance with our own high standards – critical success factors for Schering AG. The Group-wide IMS describes all relevant requirements resulting from internal quality, environmental protection and safety standards. It takes into account not only international standards such as ISO 9001 (for quality) and ISO 14001 (for environmental protection), but also national differences and site-specific issues. The IMS also covers the statutory requirements for drug safety and international Good Manufacturing Practice. All production locations are involved in the continuous update process for these internal regulations to ensure a common, Group-wide understanding of our standards.

To guarantee these high standards in our production facilities worldwide, we perform regular audits on quality, environmental protection and safety. This systematic, documented review of the management systems in our organizational units guarantees compliance with internal and statutory requirements for quality, environmental protection and safety. At the same time, we can identify weaknesses and opportunities for improvement.

At certain sites we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations. In some cases, this liability is shared with other parties who are also responsible for the contamination, or their legal successors. Given our long history as a manufacturing enterprise, there may be other sites where we will be obliged to take over part or all of the clean up costs.

We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these activities will not have a material adverse effect on our operating profit, our liquidity, or the Group’s overall financial position.

We have spent substantial amounts on environmental protection and safety measures in the past. In 2004, our operating and maintenance costs in the field of environmental protection and safety totaled €74m (2003: €76m).

Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €4m (2003: €15m).

We estimate that our annual operating and maintenance costs for safety and environmental measures will increase to between €76m and €80m annually by 2009. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €5m and €15m annually over the same period.

Risk Management Report

As a global company, Schering AG is exposed to a wide variety of risks in the course of its activities around the world. Since entrepreneurial activity inevitably involves taking calculated risks, the main objective of risk management is to ensure that these are dealt with responsibly.

The principles behind the Schering AG Group’s system for detecting and monitoring business risks are laid down in a risk management manual that has been approved by the Executive Board. This manual provides for various systems for early risk recognition and risk handling. In particular, strategic and operational Controlling and Corporate Audit are central elements of the system. In addition, certain risk areas that are subject to special, systematic monitoring to detect inherent risks have been defined. Regular reports on these risk areas are submitted to a Risk Management Steering Committee. The Committee is chaired by the Executive Board member responsible for Finance and Administration and reports to the Executive Board.

In addition, the managers responsible for the individual risk monitoring systems and risk areas have regularly kept the Executive Board informed of their findings. In this context, no indications of potential risks were identified that could endanger the continued existence of the Company either in the period under review or thereafter.

In 2004, Controlling reported to the Executive Board both at regular intervals and on a case-by-case basis about variances between planned and actual business developments as part of its timely intra-year reporting procedures, and specified the identified risks. These reports focused in particular on the impact of exchange rate and cost scenarios on the expected development of the Company’s results. In addition, the potential impact on business developments of the main problems encountered in fiscal year 2004 – continued increasing competition from generic products and the overall health policy environment – was defined and analyzed. The tight integration of operational and strategic Controlling ensured that risks identified at an operational level influenced strategic objectives and that medium- to long-term strategic goals were taken into account in operational planning. This enabled Schering AG to take a sustained approach to potential risks during the period under review.

Throughout fiscal year 2004, Corporate Audit carried out audits worldwide in line with the audit plan resolved by the Executive Board and authorized by the Audit Committee of the Supervisory Board. Audits were performed on Schering AG’s functional units, subsidiaries, sales offices, and processes. The focus was on the efficiency of structures and workflows, safeguarding assets, risk management, compliance with legal and corporate requirements, and the proper functioning and regularity of systems. The audit reports were presented to the Executive Board. No risks were discovered that might endanger the continued existence of the Group.

The finance and foreign exchange management function concludes currency hedges as well as invests cash and cash equivalents and pension fund assets. This involves the use of physical and derivative financial instruments to manage currency exposure and interest rate risks. Risks are assessed using a simulation system based on historical data. At all times during the year under review, the risks resulting from the simulation were within the limits stipulated by the Executive Board. To minimize credit risk, hedge transactions were only performed within fixed limits and with banks with an excellent credit rating.

The safety of products marketed by the Group is monitored continuously in accordance with international standards. This also applies to products that are still in the development phase. The core elements of drug safety consist of a centralized global system for the registration and evaluation of suspected adverse drug reactions, plus an on-going assessment of benefits and risks. The goal is to recognize potential risks as early as possible in order to initiate suitable preventive measures. The process is supported by an electronic database and standardized decision-making processes throughout the Group.

The R&D risk management function analyzes and evaluates risk factors in the field of research and development and coordinates measures for compliance with regulatory and other requirements. In addition, a project aimed at further increasing the procedural integration of all Group-wide R&D risk management activities has been set up. This is designed to provide a proactive response to increasing regulatory requirements particularly in the field of development.

Supply chain risk assessment during the year under review covered active substance and pharmaceutical production, including packaging, as well as the procurement of raw materials and purchased goods, warehouses, distribution, and transport. Four-part assessments of the potential damage and probability of occurrence of defined risk areas are performed using an IT-based, cross-functional risk management system. This systematic survey includes all production sites and key warehouses. Potential injury to individuals or damage to Schering AG’s reputation and the impact on the Company’s ten best-selling products are assessed separately. Risks that pose an equal threat in terms of potential damage and probability of occurrence and that are described in similar terms are subjected to first level aggregation to improve portfolio transparency.

Line managers involved in risk controlling receive regular training to increase their awareness of the Group’s risk policy and the risk management tasks specific to their areas. This offers an opportunity to discuss and deepen their knowledge of risk management. The data processed by the Risk Controlling Supply Chain function is used by management to introduce appropriate measures, the implementation of which is closely monitored. Risk assessment and monitoring of the relevant measures are performed in close cooperation with line managers. No risks were discovered that might endanger the continued existence of the Group.

All products and the materials used in their manufacture are continuously tested for conformity with specifications for quality, purity, composition, and stability by the relevant functional departments. The same standards are applied worldwide. Our products meet extremely strict internal and external quality requirements. An Integrated Management System (IMS) for quality, environmental protection and safety ensures compliance with all statutory and regulatory requirements relating to manufacturing and quality control. The system is constantly optimized by means of a continuous improvement process. Please refer to the section “Quality, Environmental Protection and Safety” for further details.

The demands on risk management in the field of information technology continued to increase in 2004. The reasons for this include constantly increasing legal and regulatory requirements, the increasing degree of integration of information systems both within the Company and with external partners, as well as the necessity of keeping the integrity and availability of information technology at a constant high level.

All tasks relating to this area were centralized in the Corporate IT Risk Management department in 2001. In subsequent years, the foundations for a continuous and sustainable risk management system were established with the setting-up of a global organization for risk management in IT, the approval of a set of guidelines which define appropriate roles and responsibilities, and the implementation of a system of regular reporting.

This is used as the basis for analyzing risks and taking measures to minimize them. In order to keep pace both with technological developments and increasing legal and regulatory demands, the guidelines, reporting system and procedures are constantly updated and their functionality improved. This is carried out with close reference to the international “Code of Practice for Information Security Management” standard (ISO/IEC 17799).

Risks associated with product, environmental, and other grounds for liability are collated several times a year at Group level and reported to the Executive Board. Group-wide insurance policies, with deductibles and coverage at usual market levels, are in force for liability, property damage, business interruption, and transport risks. It should be noted in this context that it is becoming increasingly difficult to obtain appropriate insurance coverage for liability risks in the pharmaceutical business and that such insurance coverage on individual products or product groups is not available.

In order to facilitate certification in accordance with section 302 of the Sarbanes-Oxley Act, a Disclosure Committee was set up to evaluate the completeness and correctness of internal reporting. Based on the report by the Disclosure Committee, the Executive Board is satisfied that Schering AG’s disclosure controls and procedures are suitable for providing a complete overview of all facts requiring disclosure.

We have assessed the effectiveness of internal control over financial reporting according to section 404 of the Sarbanes-Oxley Act and have summarized the result in a report on internal control over financial reporting as follows:

Schering AG’s Executive Board and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting as of December 31, 2004.

The Schering AG Group’s internal control system was designed to provide reasonable assurance to the Schering AG Group’s management and Executive Board regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schering AG Group management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that, as of December 31, 2004, Schering AG Group’s internal control over financial reporting is effective. Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2004 have been audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm.

On the basis of the information submitted to the Executive Board during the period under review, it can be concluded that the Schering AG Group has a comprehensive, effective risk management system that meets all requirements. The system warns management in due time of risks as they arise, enabling appropriate risk control measures to be taken.

Aside from the aforementioned risks, Schering AG, as a research-based pharmaceutical company, is exposed to potential risks including, in particular, changes in pharmaceuticals policy in various markets, the introduction of competing and generic products, as well as changes in the results of development projects and approval procedures. It is also subject to unforeseeable and uncontrollable general political and economic risks, such as the development of the global economy.

Outlook 2005

For fiscal year 2005, we expect a currency adjusted net sales increase in the mid-single digit range and a further increase in our profitability.

We expect a continuous strong double-digit growth of Yasmin®. In addition, we forecast that net sales of Betaferon®, for which we expect promising new study results, will continue to increase in local currencies.

Our U.S. business should increase in the double-digit range in local currency.

In 2005, we expect that the operating margin of 15.5% reached in 2004 will further increase and that we will achieve our operating profit margin goal of 18% (based on a U.S. dollar/euro exchange rate of 1.20) in 2006.

Proposal for the Appropriation of Profits

In 2004, Schering AG distributed a dividend of €0.93 per share for fiscal year 2003. For fiscal year 2004, the Executive Board will propose to the Annual General Meeting on April 14, 2005, to distribute a dividend of €1.00 per share from the unappropriated profit of €194m. The amount of unappropriated profit relating to treasury shares will be carried forward to new account.

Financial Statements of Schering AG (condensed)

€m

Balance sheet	Dec. 31, 2004	Dec. 31, 2003
Intangible assets	184	225
Property, plant and equipment	514	543
Financial assets	1,649	1,573
Fixed assets	2,347	2,341

Inventories	730	730
Receivables and other assets	578	745
Marketable securities, cash and cash equivalents	1,166	799
Other current and non-current assets	2,474	2,274

Balance-sheet total	4,821	4,615

Net equity	1,607	1,563
Special tax-allowable reserves	183	195
Provisions	1,821	1,801
Liabilities	1,210	1,056
Balance-sheet total	4,821	4,615

Income statement	2004	2003
Net sales	2,402	2,338
Cost of sales	– 938	– 971
Cost of marketing/selling, administration, research	– 1,272	– 1,305
Other operating income and expenses	189	240
Operating profit	381	302

Financial result	21	241
Extraordinary result	– 61	– 82
Income taxes	– 120	– 19
Profit for the period	221	442
Profit brought forward	3	2
Transfers to retained earnings	– 30	– 221
Unappropriated profit	194	223

The Financial Statements of Schering AG, audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Federal Journal and filed with the Commercial Register of the Amtsgericht Charlottenburg, Berlin, Germany.

A copy of the Financial Statements of Schering AG may be obtained free of charge by writing to: Schering AG, Corporate Communication, 13342 Berlin, Germany

CONSOLIDATED FINANCIAL STATEMENTS OF SCHERING AG >>

Report by the Executive Board
Report of Registered Independent Auditors
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Cash Flow Statements
Consolidated Statements of Changes in Equity
Notes on the Consolidated Financial Statements 2004

REPORT BY THE EXECUTIVE BOARD
The Executive Board of Schering AG is responsible for the preparation of the consolidated financial statements as well as for the information contained in the management report for the Group and for Schering AG. The consolidated financial statements for 2004 were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). They also comply with the European Union’s directive on consolidated accounts (Directive 83/349/EEC). The Group management report complies with the requirements of the German Commercial Code (HGB).

Uniform accounting and reporting policies throughout the Group, the use of reliable software, the selection and training of qualified staff, and regular reviews by our Corporate Auditing ensure the presentation of a true and fair view of all business developments by the individual Group companies and, therefore, a reliable basis for the consolidated financial statements and the management report. A risk management system, comprising a number of tried and tested internal control systems, enables the Executive Board to identify potential risks to our assets and changes in the economic performance of Group companies at the earliest possible stage, and to take appropriate countermeasures in good time. In 2004, we assessed for the first time the Group’s internal control over financial reporting according to section 404 of the Sarbanes-Oxley Act and concluded that it is effective. Our assessment is included in the Risk Management Report under “Internal control over financial reporting”.

Pursuant to a resolution adopted at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as independent auditors to audit the consolidated financial statements. The Audit Committee of the Supervisory Board and the Supervisory Board will examine the consolidated financial statements, the Group management report, and the audit report together with the auditors. The results of these reviews are described in the Report of the Supervisory Board.

Berlin, Germany
February 8, 2005

Schering Aktiengesellschaft

The Executive Board

Erlen    Dorrepaal    Köstlin    Lingnau
Rubin    Spiekerkötter    Stock

(Translation of the German Auditors’ Report)
REPORT OF REGISTERED INDEPENDENT AUDITORS
Consolidated financial statements and Management Report
We have audited the consolidated financial statements of Schering Aktiengesellschaft (Schering AG), comprising the balance sheet, the income statement, the statement of changes in equity and the cash flow statement for the fiscal year January 1 to December 31, 2004, as well as the notes to the consolidated financial statements. The preparation and the content of these consolidated financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether these consolidated financial statements comply with International Financial Reporting Standards (IFRS), based on our audit.

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants (IFAC) and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the net assets, financial position, results of operations and cash flows of the Group as of December 31, 2004 and for the period ended December 31, 2004 in accordance with IFRS.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected equity as of December 31, 2004 and net profit for the period ended December 31, 2004 to the extent summarized in Notes (35) and (36) to the consolidated financial statements.

Our audit, which also extends to the management report for the Group and for Schering AG for the fiscal year January 1 to December 31, 2004, prepared by the Company’s Executive Board, has not led to any reservations. In our opinion, on the whole the management report for the Group and for Schering AG, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the Group’s position and suitably presents the risks of future development.

We also confirm that the consolidated financial statements for the fiscal year January 1 to December 31, 2004 satisfy the conditions required for the Company’s exemption from its obligation to prepare consolidated financial statements under German law.

Internal Control Over Financial Reporting
In addition we have audited management’s assessment, included in the accompanying annual report 2004 in chapter Risk Management with the title “Internal Control Over Financial Reporting”. Management’s assessment states that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Schering Aktiengesellschaft is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria issued by COSO established in Internal Control – Integrated Framework. Also in our opinion, Schering Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria issued by COSO established in Internal Control – Integrated Framework.

Berlin, Germany
February 24, 2005

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dyckerhoff	Eckmann
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Income Statements

€m
	Notes	2004	2003
Net sales		4,907	4,828
Cost of sales		– 1,206	– 1,233
Gross profit		3,701	3,595
Costs of
marketing and selling		– 1,548	– 1,525
engineering and administration	(7)	– 524	– 566
research and development		– 919	– 924
Other operating income	(8)	362	399
Other operating expenses	(9)	– 311	– 293
Operating profit		761	686
Financial result	(10)	– 9	15
Profit before taxes		752	701
Income taxes	(11)	– 249	– 255
Profit for the period		503	446

Attributable to:
Net profit		500	443
Minority interest		3	3

Earnings per share basic and diluted* (€)	(12)	2.61	2.28

* potential dilution from stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets
	Notes	Dec. 31, 2004	Dec. 31, 2003
Intangible assets	(14)	678	723
Property, plant and equipment	(15)	1,176	1,213
Marketable securities	(17)	233	176
Other financial assets	(16)	101	86
Deferred taxes		156	173
Other non-current assets		67	26
Non-current assets		2,411	2,397

Inventories	(18)	992	996
Trade receivables	(19)	1,106	1,088
Current tax receivables		119	178
Other receivables and other assets		177	164
Cash and cash equivalents		785	566
Current assets		3,179	2,992
Total assets		5,590	5,389

Equity and Liabilities
	Notes	Dec. 31, 2004	Dec. 31, 2003
Issued capital*		194	194
Share premium account		334	334
Paid-up capital	(20)	528	528
Retained earnings	(21)	2,485	2,378
Treasury shares		– 4	—
Equity before minority interest		3,009	2,906
Minority interest		17	16
Total equity		3,026	2,922

Provisions for pensions and similar obligations	(22)	575	576
Other non-current provisions	(23)	485	485
Non-current borrowings		199	36
Other non-current liabilities	(24)	30	24
Non-current liabilities		1,289	1,121

Current provisions	(23)	713	656
Trade payables		304	354
Current borrowings		39	74
Other current liabilities	(24)	219	262
Current liabilities		1,275	1,346
Total equity and liabilities		5,590	5,389

* Number of shares according to articles of association on Dec. 31, 2004: 194 million, thereof 4 million held as treasury shares; Contingent capital: €15m [see Note (20)]

Consolidated Cash Flow Statements

€m
	Notes	2004	2003
Profit for the period		503	446
Depreciation and amortization expense		305	312
Increase in non-current provisions		2	24
Other non-cash income and expense		2	26
Result from disposal of non-current assets		– 9	– 42
Cash flows before working capital changes		803	766
Change in inventories and receivables		– 41	– 256
Change in liabilities and current provisions		– 11	71
Cash flows from operating activities	(27)	751	581

Purchase of non-current assets		– 290	– 318
Proceeds from disposal of non-current assets		51	123
Purchase and sale of marketable securities		– 72	36
Acquisitions, net of cash acquired		—	-- 2
Proceeds from disposal of subsidiaries, net of cash disposed		0	—
Cash flows used in investing activities	(28)	– 311	– 161

Dividend payments		– 180	– 182
Change in borrowings		130	25
Purchase of treasury shares		– 167	– 90
Cash flows used in financing activities		– 217	– 247

Net change in cash and cash equivalents		223	173
Effect of exchange-rate movements on cash and cash equivalents		– 4	– 15
Cash and cash equivalents as of January 1		566	408
Cash and cash equivalents as of December 31	(26)	785	566

Consolidated Statements of Changes in Equity

€m
	Paid-up capital		Retained earnings				Treasury shares	Minority interest	Total equity
	Issued capital	Share premium account	Other retained earnings	Accumulated other comprehensive income
				Currency translation adjustment	Derivative hedging instruments	Available-for-sale securities
January 1, 2003	197	331	2,518	– 133	24	3	—	15	2,955
Change in fair value	—	—	—	—	31	5	—	—	36
Realized gains/losses	—	—	—	—	– 40	– 7	—	—	– 47
Translation adjustments	—	—	—	– 194	—	0	—	0	– 194
Other comprehensive income	—	—	—	– 194	– 9	– 2	—	0	– 205
Profit for the period	—	—	443	—	—	—	—	3	446
Expenses for employee shares	—	—	4	—	—	—	—	—	4
Dividend payments	—	—	– 180	—	—	—	—	– 2	– 182
Purchase of treasury shares	—	—	– 87	—	—	—	– 3	—	– 90
Redemption of treasury shares	– 3	3	– 3	—	—	—	3	—	—
Purchase of treasury shares and issue to employees	—	—	– 6	—	—	—	—	—	– 6
December 31, 2003	194	334	2,689	– 327	15	1	—	16	2,922
Change in fair value	—	—	—	—	8	12	—	—	20
Realized gains/losses	—	—	—	—	– 10	3	—	—	– 7
Translation adjustments	—	—	—	– 76	—	0	—	0	– 76
Other comprehensive income	—	—	—	– 76	– 2	15	—	0	– 63
Profit for the period	—	—	500	—	—	—	—	3	503
Expenses for employee shares	—	—	5	—	—	—	—	—	5
Dividend payments	—	—	– 178	—	—	—	—	– 2	– 180
First-time application of IFRS 3 ”Business Combinations”	—	—	10	—	—	—	—	—	10
Purchase of treasury shares	—	—	– 163	—	—	—	– 4	—	– 167
Purchase of treasury shares and issue to employees	—	—	– 4	—	—	—	—	—	– 4
December 31, 2004	194	334	2,859	– 403	13	16	– 4	17	3,026

Notes on the Consolidated Financial Statements 2004

(A) BASIS OF PRESENTATION

(1) General principles/New Accounting Standards
The consolidated financial statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) effective at the balance sheet date.

In addition, as of January 1, 2004, we opted for early adoption of the revisions of the existing standards under the IASB’s Improvement Project as well as IFRS 2 “Share-based Payment” and IFRS 3 “Business Combinations”, and hence also IAS 36 “Impairment of Assets” (revised 2004) and IAS 38 “Intangible Assets” (revised 2004). The changes in accounting policies were made in accordance with the transitional provisions in the new accounting standards.

As a consequence of applying IFRS 3, we no longer amortize goodwill from business combinations as from January 1, 2004, but test it for impairment annually. The negative goodwill from the acquisition of CIS bio international was eliminated against retained earnings. The effects of first-time application of the standard on the consolidated financial statements for 2004 are shown below. The consolidated financial statements for 2003 were not affected, as IFRS 3 applies prospectively from January 1, 2004.

Consolidated income statement
Decrease in other operating expenses	€47m
Decrease in other operating income	€4m
Increase in result from investments in associates	€3m
Increase in income taxes	€5m
Increase in net profit	€41m
Increase in earnings per share basic and diluted	€0.21

Consolidated balance sheet
Derecognition of negative goodwill from the acquisition of CIS bio international	€6m
Increased carrying amount of goodwill	€47m
Increased carrying amount of investments in associates	€3m

Increased retained earnings through
Increase in net profit	€41m
Elimination of negative goodwill	€10m
Increased provisions for deferred taxes	€5m

As a consequence of applying IAS 38 (revised 2004), since January 1, 2004 the criterion for recognition is always considered to be satisfied for acquired intangible assets. Until December 31, 2003 product rights in particular were recognized only upon regulatory approval. In 2004, payments for pre-approval development projects of €9m were recognized as assets (effect on earnings per share basic and diluted: €+0.03).

In accordance with revised IAS 1 “Presentation of Financial Statements”, assets and liabilities are classified in the balance sheet by maturity with retrospective effect from December 31, 2003.

The other changes in accounting policies had no material effect on the Group’s net assets, financial position, and results of operations.

Material departures from the German Commercial Code result from the discontinuation of amortization of goodwill, fair value accounting for financial instruments, from the recognition of internally developed software, and from the transfer of plan assets and pension obligations into a pension trust.

(2) Companies included in the consolidated financial statements
In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of the members’ voting rights.

34 domestic companies and 115 foreign companies are consolidated. A total of 12 companies were consolidated for the first time in 2004. 6 companies are no longer consolidated. Comparability with previous years is not affected by these changes.

Joint ventures are proportionately consolidated. Associates – investments where we have the ability to exercise significant influence – are accounted for using the equity method.

The principal companies included in the consolidated financial statements are listed in Note (32). The complete list of Group ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

Jenapharm GmbH & Co. KG and Schering GmbH und Co. Produktions KG, which are included in the consolidated financial statements of Schering AG, are exempted from the requirement to prepare notes and a management report accompanying their statutory financial statements.

(3) Consolidation principles
Investments in subsidiaries are consolidated by eliminating the Group’s costs against the fair value of the assets and liabilities acquired. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. Any excess of the fair value of assets and liabilities acquired over acquisition cost is recognized in income after reassessment of the fair values of the assets and liabilities acquired. If less than 100% of shares are acquired, the cost of an investment is eliminated against the proportionate fair values of the assets and liabilities acquired. Minority interests are presented in equity in the amount of the residual fair values.

Differences contained in the carrying amounts of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are adjusted to the uniform Group accounting policies set out below.

Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated. Intercompany profits relating to joint ventures and associates are also eliminated in proportion to our ownership interest.

(4) Accounting policies
Intangible assets
Goodwill is recognized at cost less impairment losses if necessary. For business combinations until December 31, 2003, the carrying amount of goodwill as of that date is treated as acquisition cost.

Other intangible assets (in particular software, acquired product rights and acquired development projects) are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization upon availability for use. For acquired intangible assets, the criterion for recognition is always considered to be satisfied. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets is allocated to the expenses of the appropriate consuming functions.

Property, plant and equipment
Property, plant and equipment are carried at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in the cost of conversion. Repair costs are expensed as incurred. Obligations to restore a previous condition are included in the cost of acquisition or conversion and at the same time recognized as provision. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in property, plant and equipment, and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement under Other operating income and Other operating expenses. Depreciation of property, plant and equipment is allocated to the expenses of the appropriate consuming functions.

Impairment of intangible assets and property, plant and equipment
If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows. Impairment losses are recorded in Other operating expenses.

Goodwill and other intangible assets not yet available for use are tested for impairment annually. Goodwill is tested for impairment by geographical segments, the primary reporting format for our segment reporting. Impairment reviews are also made for assets or groups of assets affected by events and circumstances warranting a review.

If the reasons for the impairment loss no longer apply, it is reversed. Gains from such reversals are recorded in Other operating income. Goodwill impairment is not reversed.

Marketable securities and Other financial assets
Investments in companies where we can exercise significant influence are carried as Investments in associates. Investments in companies that we expect to hold for the long term without exercising significant influence are carried as Other investments. Investments in companies, shares in equity and bond funds, and interest-bearing securities are carried as Marketable securities.

Investments in associates are accounted for using the equity method, and are therefore carried at cost, plus or minus impairments and goodwill amortization recognized until December 31, 2003, profit distributions, and our share of the retained profits or losses of the company concerned. Our share of Other comprehensive income is recognized proportionately.

Other investments and marketable securities are classified as “available for sale” and thus recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income, if the financial asset is disposed of or is determined to be impaired. Increases in fair value of equity instruments are always recognized directly in equity, even if a write-down was previously recognized in the income statement.

Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories
Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, factory overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Expenses relating to unutilized capacity are included in the income statement under Cost of sales. Write-downs are recognized where the cost of inventories exceeds the expected net proceeds from disposal.

Trade receivables
Trade receivables are recognized net of an allowance for doubtful accounts.

Provisions for defined benefit pension plans
Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.

Assumptions
	German pension plans		Other pension plans*
	2004	2003	2004	2003
Discount rate	5.0%	5.5%	3.7%	4.5%
Increase in salaries	2.5%	2.5%	2.9%	3.7%
Increase in pensions	1.25%	1.25%	0.5%	0.8%
Expected return on plan assets	7.0%	7.0%	4.8%	5.4%
* weighted average of the individual plans

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck’s 1998 mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

The provision for pensions is determined by calculating the net of the projected benefit obligation and the fair value of plan assets (funded status), less unrecognized actuarial gains/losses.

Obligations relating to share-based payments (stock option plans and employee share programs)
Costs for stock option plans are expensed with the exception of the LTI plans 2001/I “Key Managers” and 2001/II “Key Managers”. All stock option plans are described in Note (34).

At the time the commitment is made to issue shares to staff at a discount, the difference between the fair value and the issue price of the shares is recorded as an expense and a corresponding amount is transferred to retained earnings.

Other provisions
Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Non-current provisions are reported at their discounted value.

Deferred taxes
Deferred taxes are recognized for temporary differences between the carrying amount of assets or liabilities in the financial statements and their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Derivative financial instruments
Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated sales and expenses are recognized net of deferred taxes directly in Other comprehensive income. Gains and losses are only recognized in the income statement after the hedged underlying transactions have been realized.

The management of financial risks (in particular currency risks) using derivative financial instruments is described in Note (29).

Commitments and contingencies
Commitments and contingencies are not recognized in the balance sheet. Unrecognized commitments and contingencies as of December 31, 2004, are explained in Note (30).

Revenue recognition
Revenue from the sale of products, merchandise, and services is recognized when delivery has taken place, transfer of risk has been completed, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues are recorded net of applicable allowances for product returns, rebates, and discounts, as well as amounts collected on behalf of third parties, such as sales taxes, and goods and service taxes. Estimates for allowances are primarily based on historical experience updated for changes in facts and circumstances, as appropriate. Product returns were insignificant in the period under review.

(5) Management judgments and key sources of estimation uncertainty
Management judgments in the application of accounting policies
Provided that certain criteria are met, development costs are capitalized as intangible assets. Among other things, it must be probable that the development project will generate future economic benefits. In our opinion, sufficient probability that future economic benefits will be generated in the development of pharmaceutical products only arises once regulatory approval for a development project has been granted. Consequently all development costs for pharmaceutical products incurred up to the time of approval are expensed immediately. However, the criterion for recognition is considered satisfied for acquired development projects, which are recognized as intangible assets [see Note (4)].

Actuarial gains and losses relating to defined benefit pension plans are allocated over the average remaining service period of the beneficiaries, to the extent that they exceed 10% of the total obligation. If all actuarial gains and losses had been recognized immediately in the period to which they relate, provisions for pensions would have been €320m higher as of December 31, 2004 (December 31, 2003: €229m).

All securities have been classified as “available for sale”. As a consequence, changes in fair value are recognized directly in a separate account in equity [see Note (4)]. If they had been classified as “financial assets at fair value through profit and loss”, changes in fair value would have been recognized immediately in the income statement.

Key sources of estimation uncertainty in the application of accounting policies
Preparation of the consolidated financial statements in accordance with IFRSs requires management to make estimates and assumptions affecting recognition and measurement in the Consolidated Balance Sheet and Income Statement, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. In particular, estimates are required when:

— Assessing the need for and measurement of impairment losses

— Accounting for pension obligations

— Recognizing and measuring provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings

— Determining inventory write-downs

— Assessing the extent to which deferred tax assets will be realized.

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of €500m. No impairment losses on allocated goodwill would be necessary in any segment. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of €1,300m. No impairment losses on the goodwill allocated would be required in any of the segments.

Obligations from the defined-benefit pension plans and the pension costs for the following year are calculated on the basis of the parameters given in Note (4). An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €125m or increase it by €141m. The amortization expense for unrecognized actuarial losses in the following year would decline by €5m or increase by €9m. An increase or decrease in salary trends by 0.5 percentage points would increase the defined benefit obligation by €85m or reduce it by €74m. The amortization expense for unrecognized actuarial losses in the following year would increase by €5m or decrease by €5m. An increase or decrease in the expected return on plan assets of 0.5 percentage points would decrease or increase the net periodic pension costs by €6m.

Provisions for tax, environmental, warranty and litigation risks, product returns, and restructurings are recognized and measured by reference to an estimate of the probability of future outflow of benefits as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Inventories are written down to the expected net realizable value (estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale). The actual selling prices and the costs still to be incurred may differ from the expected amounts.

Deferred tax assets are only recognized to the extent that their realization is probable, i.e. if a tax benefit is expected in future periods. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

(6) Currency translation
The group companies prepare their financial statements in the currency of the primary economic environment in which they operate (functional currency). Foreign currency transactions are translated into the relevant functional currency at the time of the transaction. Exchange differences arising on the settlement of foreign currency items during the period and from the measurement of unsettled foreign currency items using the closing rate on the balance sheet date are expensed.

The financial statements of Group companies located outside the euro zone are converted to the Group presentation currency (the euro) as follows:

— The assets and liabilities of Group companies, as well as the Group’s share of the equity of foreign associates, are translated at the closing rate on the balance sheet date.

— Income and expenses are translated at the annual average rate.

— Exchange differences are recognized directly in Other comprehensive income.

Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the closing rate on the balance sheet date.

Currencies that are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (basis 1€)		Annual average rate (basis 1€)
	2004	2003	2004	2003
U.S. dollar	1.36	1.26	1.24	1.14
Pound sterling	0.71	0.70	0.68	0.69
Brazilian real	3.62	3.66	3.64	3.48
Japanese yen	139.65	135.05	134.04	131.62

(B) INCOME STATEMENT DISCLOSURES
(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(7) Engineering and administration costs
Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not reallocated internally to the consuming functions), training, and general administration, such as human resources, purchasing, controlling, and accounting.

(8) Other operating income

	2004	2003
Income from foreign currency hedges and monetary transactions	98	188
License and commission income	42	42
Income from providing services to third parties	44	51
Reversal of provisions	62	31
Miscellaneous	116	87
	362	399

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

Reversal of provisions includes €25m relating to the sale of the Industrial Chemicals and Natural Substances division in 1992. The warranty assumed in relation to the sale expired in the reporting period.

(9) Other operating expenses

	2004	2003
Expenses from foreign currency hedges and monetary transactions	80	115
Expenses related to the FOCUS Initiative	41	—
Goodwill amortization	—	47
Costs of providing services to third parties	40	46
Miscellaneous	150	85
	311	293

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes gains of €17m (2003: €66m) from cash flow hedges.

The Miscellaneous item contains expenses of €31m resulting from changes to the pension plans of our Japanese subsidiary in 2004 [see Note (22)].

(10) Financial result

	2004	2003
Result from investments
Result from investments in associates	10	0
Impairment of investments	0	– 7
Disposal of investments	5	30
	15	23
Interest result
Income from long-term loans	2	2
Other interest and similar income	23	21
Other interest and similar expenses	– 11	– 10
Net interest income	14	13
Interest component of additions to provisions for pensions	– 29	– 35
	– 15	– 22
Other financial result
Write-downs of loans and marketable securities	– 11	0
Other financial income	5	17
Other financial expenses	– 3	– 3
	– 9	14
Financial result	– 9	15

The increase in the Result from investments in associates includes €3m relating to the termination of the amortization of goodwill from the acquisition of our share in Medac GmbH. In addition, the previous year’s figure included a pro-rata loss of €3m from our investment in metaGen Pharmaceuticals GmbH.

In the previous year, Disposal of investments contained a gain of €22m resulting from the sale of our remaining 49% interest in Oy Leiras Finland AB.

Other financial income and Other financial expenses include gains and losses from the sale of loans and marketable securities, and gains and losses from interest-rate derivative transactions.

(11) Income taxes

Income before taxes is as follows:			The respective tax expenses are:
	2004	2003		2004	2003
Domestic	377	280	Domestic	-- 134	-- 60
Foreign	375	421	Foreign	-- 115	-- 195
Total	752	701	Total	-- 249	-- 255

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 39.1% (2003: 40.5%) to tax expenses at the effective tax rate is as follows:

	2004	2003
Income before taxes	752	701

Notional tax expenses (at the statutory rate applicable to Schering AG)	– 294	– 284
Tax reduction relating to dividends	—	30
	– 294	– 254
Tax effect of non-deductible expenses and tax-free receipts	5	– 6
Prior-period taxes	21	– 13
Tax effect of recognizing income from associates net of tax	4	0
Effects of lower tax rates abroad	15	18
Income taxes	– 249	– 255
Tax rate	33.1%	36.4%

Current tax expenses	– 231	– 207
Deferred tax expenses	– 18	– 48
Income taxes	– 249	– 255

The prior-period taxes resulted from the reversal of a tax provision after completion of a tax audit at a group company.

In the previous year, the dividend payment for 2002 reduced the tax expense by €30m.

The utilization of tax loss carryforwards reduced tax expenses in 2004 by €1m (2003: €1m). Deferred tax assets of €15m relating to tax loss carryforwards were recognized as of December 31, 2004 (December 31, 2003: €14m). As of December 31, 2004, unrecognized tax loss carryforwards totaled €20m (December 31, 2003: €19m). Of these amounts, €14m have no expiration date, while the remainder expires within ten years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	2004		2003
	Assets	Liabilities	Assets	Liabilities
Intangible assets	33	5	66	2
Property, plant and equipment	– 116	0	– 113	1
Inventories	89	6	103	6
Provisions for pensions	44	– 1	39	0
Other provisions	69	– 2	42	– 1
Other	37	8	36	5
	156	16	173	13

The item Other includes deferred tax assets relating to tax loss carryforwards. It also includes deferred tax liabilities of €12m (2003: €10m) that relate to items credited directly to equity. These have been offset against deferred tax assets.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

Deferred tax liabilities were not recognized for withholding tax on retained earnings of foreign subsidiaries in the reporting period, because management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in the event of dividend payments totaled €756m (2003: €542m). If such earnings were distributed, withholding tax of €39m (2003: €34m) would be due, based on tax rates in effect at the balance sheet date.

(12) Earnings per share
Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2004	2003
Net profit (€m)	500	443
Weighted average number of shares outstanding	191,209,851	194,413,614
Basic earnings per share (€)	2.61	2.28

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group’s stock option plans (LTI Plan 2000 and the first and second tranches of the LTI 2001 “Key Managers” Plan) represent a potential dilution of earnings per share. Exercise of the options granted under these plans depends on certain performance criteria relating to the Schering AG share price that are defined in the stock option plans [see Note (34)].

	2004	2003
Net profit (€m)	500	443
Weighted average number of shares outstanding	191,209,851	194,413,614
Adjustment for potential dilutive shares	254,541	296,295
Weighted average number of shares (including potential dilutive shares)	191,464,392	194,709,909
Diluted earnings per share (€)	2.61	2.28

The terms of the stock option plans entitle Schering AG to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(13) Personnel costs/employees

	2004	2003
Personnel costs
Wages and salaries	1,243	1,245
Social security and support payments	231	241
	1,474	1,486
Pensions	83	88
	1,557	1,574

Number of employees by function (annual average)
Production	8,804	9,093
Marketing and selling	8,673	8,642
Research and development	4,520	4,692
Administration	4,134	4,134
	26,131	26,561

Number of employees by Region (annual average)
Schering AG	8,069	8,320
Europe Region*	8,074	8,194
United States Region	3,729	3,681
Japan Region	1,515	1,572
Latin America/Canada Region	2,469	2,478
Asia/Pacific Region*	1,511	1,439
Other employees	764	877
	26,131	26,561

* Change in allocation of certain countries to the Regions indicated, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly

(C) BALANCE SHEET DISCLOSURES
(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(14) Intangible assets

	Internally developed software	Patents, licenses, trade- marks, and similar assets	Goodwill	Negative goodwill	Total
Cost
January 1, 2003	51	534	671	– 23	1,233
Change in consolidated companies	—	0	—	—	0
Additions	23	24	2	—	49
Disposals	0	– 36	—	—	– 36
Translation adjustments	– 2	– 16	– 33	—	– 51
December 31, 2003	72	506	640	– 23	1,195
Change in consolidated companies	—	0	—	—	0
Additions	14	39	—	—	53
Disposals	0	– 13	– 275	23	– 265
Translation adjustments	0	– 7	– 9	—	– 16
December 31, 2004	86	525	356	—	967

Accumulated amortization, impairments and reversals
January 1, 2003	7	158	231	– 9	387
Change in consolidated companies	—	0	—	—	0
Additions	11	69	47	– 4	123
Disposals	0	– 26	—	—	– 26
Translation adjustments	0	– 8	– 4	—	– 12
December 31, 2003	18	193	274	– 13	472
Change in consolidated companies	—	0	—	—	0
Additions	16	75	—	—	91
Disposals	0	– 8	– 274	13	– 269
Translation adjustments	– 1	– 4	—	—	– 5
December 31, 2004	33	256	—	—	289

Carrying amount as of December 31, 2003	54	313	366	– 10	723

Carrying amount as of December 31, 2004	53	269	356	—	678

We discontinued goodwill amortization on January 1, 2004. The accumulated amortization of €274m has been eliminated with a corresponding reduction in cost.

The negative goodwill as of January 1, 2004 has been recognized in retained earnings.

(15) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
Cost
January 1, 2003	1,321	1,281	780	91	3,473
Change in consolidated companies	– 1	0	0	—	– 1
Additions	14	72	76	69	231
Disposals	– 11	– 38	– 71	– 1	– 121
Transfers	12	51	16	– 79	—
Translation adjustments	– 52	– 22	– 31	– 7	– 112
December 31, 2003	1,283	1,344	770	73	3,470
Change in consolidated companies	– 1	– 1	0	—	– 2
Additions	22	44	62	84	212
Disposals	– 30	– 44	– 65	– 2	– 141
Transfers	26	29	14	– 69	—
Translation adjustments	– 17	– 7	– 11	– 4	– 39
December 31, 2004	1,283	1,365	770	82	3,500

Accumulated depreciation
January 1, 2003	698	990	555	—	2,243
Change in consolidated companies	0	0	0	—	0
Additions	42	60	77	—	179
Disposals	– 8	– 34	– 64	—	– 106
Reversal of impairments	—	—	—	—	—
Transfers	0	0	0	—	—
Translation adjustments	– 21	– 15	– 23	—	– 59
December 31, 2003	711	1,001	545	—	2,257
Change in consolidated companies	0	0	0	—	0
Additions	49	86	73	—	208
Disposals	– 21	– 41	– 58	—	– 120
Reversal of impairments	– 1	0	0	—	– 1
Transfers	0	0	0	—	—
Translation adjustments	– 7	– 5	– 8	—	– 20
December 31, 2004	731	1,041	552	—	2,324

Carrying amount as of December 31, 2003	572	343	225	73	1,213

Carrying amount as of December 31, 2004	552	324	218	82	1,176

Additions to Property, plant and equipment decreased by 8% to €212m in 2004. 43% of this expenditure related to Germany, 19% to other countries of the European Union, 26% to the United States, and 4% to Japan. 28% of capital expenditure related to research and development, and 49% to production, quality assurance and environmental protection. 23% was allocated to marketing and selling, and other functions.

Additions to depreciation include impairment charges of €23m (2003: €0m).

(16) Other financial assets

	Investments in associates	Other investments	Long-term loans	Total
Cost
January 1, 2003	78	86	39	203
Change in consolidated companies	—	—	—	—
Additions	10	10	26	46
Disposals	– 48	– 29	– 12	– 89
Change in fair value	—	3	—	3
Translation adjustments	0	– 8	– 1	– 9
December 31, 2003	40	62	52	154
Change in consolidated companies	—	—	—	—
Additions	12	1	24	37
Disposals	– 15	0	– 11	– 26
Change in fair value	—	0	—	0
Translation adjustments	0	– 2	– 1	– 3
December 31, 2004	37	61	64	162

Accumulated write-downs
January 1, 2003	19	61	6	86
Change in consolidated companies	—	—	—	—
Additions	7	7	3	17
Disposals	– 7	– 18	– 3	– 28
Reversals	—	—	– 1	– 1
Translation adjustments	—	– 6	0	– 6
December 31, 2003	19	44	5	68
Change in consolidated companies	—	—	—	—
Additions	1	0	6	7
Disposals	– 2	—	– 1	– 3
Change in fair value	—	– 10	—	– 10
Translation adjustments	0	– 1	0	– 1
December 31, 2004	18	33	10	61

Carrying amount as of December 31, 2003	21	18	47	86

Carrying amount as of December 31, 2004	19	28	54	101

Disposals of Investments in associates in 2003 included €21m from the sale of our 49% interest in Oy Leiras Finland AB.

In the reporting year, fair value changes in marketable investments of €10m (2003: €3m) were recognized directly in Other comprehensive income net of deferred taxes. Other investments that were considered to be impaired resulted in impairment charges of €7m in 2003.

Long-term loans include €17m (December 31, 2003: €20m) relating to mortgage loans to employees.

(17) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2004 included unrealized gains of €9m (December 31, 2003: €1m) that are recognized net of deferred taxes in Accumulated other comprehensive income.

(18) Inventories

	2004	2003
Raw materials and supplies	211	212
Work in process	441	429
Finished goods and goods for resale	337	352
Payments on account	3	3
	992	996

Write-downs of inventories in 2004 and 2003 were not material.

(19) Trade receivables
Trade receivables as of December 31, 2004 include €13m with a remaining term of more than one year (December 31, 2003: €21m). Allowances for doubtful accounts on trade receivables as of December 31, 2004 amounted to €29m (December 31, 2003: €25m).

(20) Paid-up capital
Issued capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

During the reporting period, 4,000,000 shares were purchased for a total of €167m; these are reported as treasury shares.

In 2004, Schering AG and other group companies purchased 249,083 treasury shares for an average price of €41.75 per share for the issuance of employee shares. The shares were offered to qualified employees at an average price of €23.17 per share.

The Executive Board is authorized to purchase treasury shares until September 30, 2005 for purposes permitted under section 71(1) no.8 of the German Stock Corporation Act. In total, up to €19,400,000 in issued capital may be acquired under this authorization.

Furthermore, the Executive Board is authorized until April 15, 2009, to increase issued capital with the approval of the Supervisory Board, on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €97,000,000 and that the shareholders are granted preemptive rights. However, with the agreement of the Supervisory Board, the Executive Board is authorized to issue shares and disapply shareholders’ preemptive rights:

(a) if the capital increase against cash consideration does not exceed a total amount of 10% of the issued capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or

(b) if the capital increase is effected for the purpose of acquiring companies, equity interests, parts of companies, intellectual property rights, or other product rights against non-cash contributions; or

(c) to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for the new shares; or

(d) to the extent necessary to settle fractions.

The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The total nominal value of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €10,000,000 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options.

Furthermore, the issued capital of Schering AG may be increased by up to €5,000,000 (Contingent capital II). This contingent increase in issued capital will only be implemented to the extent that holders of options that have been issued until September 30, 2003, on the basis of the Annual General Meeting’s authorization of April 26, 2001, exercise their options and that claims are not settled by the transfer of treasury shares or cash payments.

(21) Retained earnings
Retained earnings comprise Other retained earnings and Accumulated other comprehensive income. The Executive Board will propose to the General Meeting a dividend of €1.00 per share (totaling €194m less the portion relating to treasury shares not carrying dividend rights) for fiscal year 2004.

(22) Provisions for pensions and similar obligations

	2004	2003
Provisions for retirement benefit obligations in Germany	468	458
Provisions for retirement benefit obligations outside Germany	60	72
Provisions for similar obligations	47	46
	575	576

Pension benefits in Germany for employees joining until December 31, 2003 are primarily determined by years of service and average remuneration in the final five years prior to retirement. For employees joining after December 31, 2003, a new employer-financed pension system has been introduced. Schering pays a monthly contribution into a fund established for this purpose which builds up pension capital by purchasing securities. The level of pension benefits payable depends upon the pension capital at the time of retirement. Since Schering guarantees that, at least, the total amount of contributions paid in will be available as pension capital at the time of retirement, this plan also has to be accounted for as a defined benefit plan.

Defined benefit plans of Schering AG are funded to a substantial extent by a pension trust (Schering Altersversorgung Treuhand Verein). Defined benefit plans of foreign subsidiaries, which are service-related, are generally funded. There are also defined contribution plans at several foreign subsidiaries.

We consider projected service costs, interest costs and the expected return on plan assets when calculating the net periodic pension costs for defined benefit plans. Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German pension plans		Other pension plans
	2004	2003	2004	2003
Change in projected benefit obligation
PBO at beginning of the year	1,414	1,345	376	309
Service cost	31	30	25	25
Interest cost	76	76	14	17
Gains from retroactive plan adjustments	—	—	– 15	—
Actuarial gains (–) and losses (+)	103	22	37	74
Benefits paid	– 64	– 60	– 23	– 14
Contributions by plan participants	—	—	1	1
Transfer of obligations	3	1	– 11	—
Translation adjustments	—	—	– 15	– 36
PBO at end of year	1,563	1,414	389	376

Change in plan assets
Fair value of plan assets at beginning of the year	838	730	193	182
Expected return on plan assets	58	50	10	10
Difference between actual and expected return on plan assets	30	78	1	4
Employer contribution	18	18	34	26
Employer contribution (one-time)	—	—	31	—
Contributions by plan participants	—	—	1	1
Benefits paid	– 40	– 38	– 20	– 11
Translation adjustments	—	—	– 9	– 19
Transfer of assets	—	—	– 11	—
Fair value of plan assets at end of year	904	838	230	193

Funded status	659	576	159	183
Unrecognized actuarial losses	– 191	– 118	– 129	– 111
Carrying amount	468	458	30	72
thereof provisions	468	458	60	72
thereof prepaid pension costs	—	—	30	—

An amount of €1,809m of the projected benefit obligation relates to pension plans that are fully or partly funded, and €143m relate to unfunded pension plans.

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2004	2003
Service cost	56	55
Interest cost	90	93
Expected return on plan assets	– 68	– 60
Gains from retroactive plan adjustments	– 15	—
Losses from plan reductions	6	—
Amortization of unrecognized actuarial gains and losses	7	10
Net periodic pension costs of defined benefit plans	76	98
Costs of defined contribution plans and other pension costs	67	25
Total pension costs	143	123

In 2004 the pension benefits resulting from a defined benefit plan in Japan were reduced. The reduction of the entitlements already earned resulted in a gain of €15m. Following the reduction of future benefits, a proportionate share of unrecognized actuarial losses amounting to €6m was recognized as an expense in 2004. The employees in Japan were also entitled to benefits from a multi-employer defined benefit plan. As the necessary information to account for the plan as a defined benefit plan was not available to us at the preparation date of the financial statements, this plan has been accounted for as a defined contribution plan. All obligations from this multi-employer defined benefit plan have been satisfied by way of a one-time payment of €40m.

The one-time expenses and gains resulting from the changes to the pension plans in Japan are included in Other operating expenses [see Note (9)]. The interest cost on pension obligations not transferred to external funds is reported under the Interest result [see Note (10)]. The other pension expenses are charged as personnel expenses to the costs of the operating functions [see Note (13)].

The measurement date for the fair value of plan assets and the projected benefit obligation is December 31. The parameters and assumptions described in Note (4) were applied. These parameters are also applied in the following year in determining interest cost, service cost and the expected return on plan assets. The basis for the interest cost added back to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; allocations during the year are included ratably. The basis for the amortization of actuarial gains and losses is the amount calculated as of January 1, to the extent to which such amounts exceed 10% of the obligation.

The portfolio structure of German plan assets at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of German plan assets
	Target structure	December 31, 2004	December 31, 2003
Equities	45%	48%	46%
Hedge Fonds	20%	16%	13%
Bonds	35%	35%	31%
Others	0%	1%	10%
	100%	100%	100%

The differences between the actual and target allocations are due in part to market price developments, and in part to risk management efforts based on expected market developments. During 2004, investments in corporate and emerging market bonds were further reduced due to a fall in spreads and yields. In contrast, positions in government bonds were increased.

The use of derivatives is allowed, as currency risks are fully hedged and also the interest rate exposure in other currencies is transformed into the euro interest curve. The fund also employs a risk management system to calculate historical worst-case scenarios of given portfolios.

The expected rate of return of 7% is based on historical and expected future averages for risk premiums and absolute returns of the asset classes analyzed. They are also cross-checked against market expectations of external sources. We consider the resulting return assumptions as realistic within the long-term investment horizon of the pension trust. Since its inception, the compounded annual average rate of return of the assets in our German pension trust was approximately 7.0% (2004: 10.5%; 2003; 17.5%).

The expected contributions to German plan assets in 2005 amount to €21m.

The portfolio structure of the other plan assets (plans outside Germany) at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of other plan assets
	Target structure	December 31, 2004	December 31, 2003
Equities	60%	64%	56%
Hedge Fonds	40%	34%	20%
Others	0%	2%	24%
	100%	100%	100%

The expected average return on plan assets of 4.8% reflects in particular the very low returns currently expected for the plan assets in Japan. The actual return was 6.0% in 2004 and 7.5% in 2003.

The expected contributions to other plan assets in 2005 amount to €33m.

The projected benefit obligation, plan assets, funded status and unrecognized actuarial losses developed in the past five years as follows:

	2004	2003	2002	2001	2000
Projected benefit obligation	1,952	1,790	1,654	1,618	1,440
Plan assets	1,134	1,031	912	514	215
Funded status	818	759	742	1,104	1,225
Unrecognized actuarial losses on December 31	320	229	233	121	1

The following table contains the actuarial gains and losses in the projected benefit obligation during the period and the difference between the actual and expected return on plan assets for the past five years:

	2004	2003	2002	2001	2000
Actuarial gains (+) and losses (–)
German plans	– 103	– 22	17	– 88	26
Other plans	– 37	– 74	– 2	– 17	16
Total	– 140	– 96	15	– 105	42

Difference between actual and expected return on plan assets
German plans	30	78	– 104	4	—
Other plans	1	4	– 30	– 24	– 8
Total	31	82	– 134	– 20	– 8

The actuarial losses in the projected benefit obligation are predominantly due to the declining interest rate levels. As a result, the discount rate has been reduced from 6.5% to 5.0% for German obligations and from 5.5% to 3.7% for other obligations during the period shown.

The following table shows the benefits expected to be paid in the next five years as well as the aggregate expected payments during the five years thereafter (not discounted):

	2005	2006	2007	2008	2009	2010–2014
German plans	68	73	77	81	84	469
Other plans	18	17	18	19	20	112
Total	86	90	95	100	104	581

Of the above-mentioned payments, around two-thirds will be made from the plan assets.

(23) Other provisions

2004	January 1, 2004		Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	December 31, 2004
	Current	Total						Total	Current
Provisions for
Current tax	249	249	129	– 86	– 22	—	– 1	269	269
Deferred tax	—	13	9	– 5	—	—	– 1	16	—
Personnel costs	225	328	251	– 223	– 6	—	– 7	343	226
Third-party claims	40	317	10	– 11	– 39	—	– 3	274	16
Environmental matters	11	77	16	– 2	– 2	—	0	89	14
Restructuring	11	20	28	– 10	– 1	—	0	37	35
Other	120	137	144	– 94	– 12	—	– 5	170	153
	656	1,141	587	– 431	– 82	—	– 17	1,198	713
2003	January 1, 2003		Additions	Use	Reversals	Change in consolidated companies	Translation adjustment	December 31, 2003
	Current	Total						Total	Current
Provisions for
Current tax	239	239	98	– 67	– 16	—	– 5	249	249
Deferred tax	—	17	47	– 48	—	—	– 3	13	—
Personnel costs	237	336	235	– 215	– 9	0	– 19	328	225
Third-party claims	9	318	9	– 2	– 1	—	– 7	317	40
Environmental matters	11	79	5	– 5	0	—	– 2	77	11
Restructuring	10	26	6	– 5	– 7	—	0	20	11
Other	137	141	117	– 95	– 13	—	– 13	137	120
	643	1,156	517	– 437	– 46	0	– 49	1,141	656

Provisions for personnel costs include accrued salaries (vacation and holiday, bonuses, and jubilee benefits), as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in the event of patent infringement litigation. Provisions for environmental expenses include clean up obligations in Germany, France, and the United States. Provisions for restructuring largely relate to severance obligations to employees.

(24) Liabilities

	2004		2003
	Current	Total	Current	Total
Taxes payable	51	51	74	75
Social security costs payable	35	35	34	34
Payables to employees	34	37	28	38
Miscellaneous	99	126	126	139
	219	249	262	286

(25) Total amount of collateralized loans
The total amount of collateralized loans as of December 31, 2004 (all collateralized by mortgages) was €3m (December 31, 2003: €33m).

(D) CASH FLOW STATEMENT DISCLOSURES
(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(26) Cash and cash equivalents
Cash and cash equivalents comprise bank deposits and cash on hand.

(27) Cash flows from operating activities
Cash flows from operating activities include interest received of €21m (2003: €22m) and interest paid of €8m (2003: €10m). Payments of income taxes amounted to €176m (2003: €259m).

In the previous year, the result from the disposal of non-current assets included a gain of €22m on the sale of our remaining 49% interest in Oy Leiras Finland AB.

(28) Cash flows used in investing activities
In 2003, the Proceeds from disposal of non-current assets included €43m from the sale of our remaining 49% interest in Oy Leiras Finland AB.

The amount disclosed under purchase and sale of marketable securities comprises purchases of €152m (2003: €103m) and sales of securities of €80m (2003: €139m).

Payments for Acquisitions net of cash acquired in 2003 related to the acquisition of minority interests in two group companies.

(E) SUPPLEMENTAL DISCLOSURES
(Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated)

(29) Derivative financial instruments
As we operate on a global basis, the Schering AG Group is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

		Notional amount		Fair value
		2004	2003	2004	2003
Currency hedging of anticipated sales and expenses
Currency forwards	Purchase	30	27	0	0
Sale		516	498	6	10

Options	Purchase	15	8	– 1	– 1
Sale		35	16	2	1

Currency hedging of assets and liabilities
Currency forwards	Purchase	288	32	– 5	0
Sale		243	237	2	5

Asset and liability management
Options		167	83	44	14
Swaps		8	5	2	2
Interest-rate futures		23	76	0	0
		198	164	46	16

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated sales and expenses for the next 12 months on the other hand. Balance sheet items are generally hedged at 100%. The underlying exposure with respect to anticipated sales and expenses amounted to approximately €0.9bn as of December 31, 2004 (December 31, 2003: €0.9bn), of which 54% (December 31, 2003: 56%) was hedged at the balance sheet date. Yen and U.S. dollar amounts accounted for approximately 57% (December 31, 2003: 57%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established valuation models such as the Black-Scholes option pricing model. Changes in fair values are recognized in Other receivables and other assets and Other provisions.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated sales and expenses are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of tax in Other comprehensive income. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are then recognized in Other operating income and expenses.

As of December 31, 2004, we recognized gains of €22m (net of tax: €13m) resulting from 2004 hedging contracts in Accumulated other comprehensive income, since they are attributable to sales and expenses in 2005.

Accordingly, in 2004 we recognized gains of €24m (net of tax: €15m) resulting from 2003 hedging contracts in Other operating income and expenses, since these gains are attributable to sales and expenses realized in 2004.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in Other operating income and expenses. These gains and losses generally correspond to changes in the hedged balance sheet items.

Changes in fair values relating to Schering AG call options acquired for the hedging of stock option plans are included in personnel expenses.

Changes in fair values of derivatives relating to asset and liability management are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents, marketable securities and borrowings was €780m (December 31, 2003: €632m). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was approximately 0.7 years (December 31, 2003: approximately 1.4 years).

The credit risks arising from derivative financial instruments are limited to the positive fair values of these derivatives. In order to minimize those credit risks, investments and transactions in derivative instruments are entered into only with prime-rated debtors and banks within fixed risk limits.

(30) Contingent liabilities and other financial commitments

	2004	2003
Contingent liabilities
Financial guarantees	28	27
	28	27
Other financial commitments
Liabilities under operating leases
due within 1 year	50	49
due in 1 to 5 years	101	101
due after 5 years	31	43
Authorized capital expenditure	240	285
	422	478

As of December 31, 2004 we had issued financial guarantees of €28m (December 31, 2003: €27m) relating to transactions arising from the normal course of business.

The Schering AG Group has entered into long-term agreements with various third parties, under which the Group makes payments in connection with various research and development projects based upon the achievement of certain milestones or other specific conditions. In return, the Group obtains product rights or licenses to market the developed products, such as Campath®/MabCampath®, Zevalin® and Leukine®. The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

2005	33
2006	20
2007	62
Thereafter	2
117

(31) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year
2004
Europe Region*	3,433	961	2,472	+ 4%
United States Region	1,247	5	1,242	+ 3%
Japan Region	468	—	468	– 10%
Latin America/Canada Region	471	60	411	+ 7%
Asia/Pacific Region*	244	10	234	+ 9%
Other Activities	111	31	80	– 42%
Segment total	5,974	1,067	4,907	+ 2%
Other	—	—	—	—
Schering AG Group	5,974	1,067	4,907	+ 2%

2003
Europe Region*	3,323	951	2,372	+ 1%
United States Region	1,209	6	1,203	– 6%
Japan Region	517	0	517	– 11%
Latin America/Canada Region	454	71	383	– 11%
Asia/Pacific Region*	226	12	214	– 8%
Other Activities	183	44	139	– 8%
Segment total	5,912	1,084	4,828	– 4%
Other	—	—	—	—
Schering AG Group	5,912	1,084	4,828	– 4%

* As of January 1, 2004 we have reassigned certain countries between the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region the Asia/Pacific Region. Among others, the countries of the Middle East are now part of the Europe Region, while Australia and New Zealand are now part of the Asia/Pacific Region. The previous year’s figures in our segment reporting have been adjusted accordingly.

	Segment performance	Change from last year	Central production overhead/ variances	Research and development expenses	Segment result	Change from last year	Depre- ciation	Other significant non-cash expenses	Segment assets	Segment liabilities	Invest- ments in intangi- bles and property, plant and equipment	Segment assets by geographical location	Investments by geo- graphical location
2004
Europe Region	1,116	+ 10%	– 77	– 459	580	+ 12%	98	6	2,184	822	103	2,557	141
United States Region	446	+ 13%	– 18	– 274	154	+ 23%	85	0	811	220	80	601	63
Japan Region	133	– 34%	– 12	– 79	42	– 52%	28	0	326	50	14	279	8
Latin America/Canada Region	155	+ 13%	– 11	– 62	82	+ 64%	17	0	190	27	14	155	10
Asia/Pacific Region	90	+ 11%	– 12	– 38	40	+ 48%	11	1	129	12	10	93	5
Other Activities	39	– 32%	– 23	– 7	9	—	9	—	75	5	8	30	2
Segment total	1,979	+ 5%	– 153	– 919	907	+ 13%	248	7	3,715	1,136	229	3,715	229
Other	– 1,218	+ 1%	153	919	– 146	+ 25%	51	1	1,875	1,428	36	1,875	36
Schering AG Group	761	+ 11%	—	—	761	+ 11%	299	8	5,590	2,564	265	5,590	265

2003
Europe Region	1,018	– 1%	– 73	– 426	519	– 4%	105	7	2,098	812	105	2,482	158
United States Region	394	+ 8%	– 15	– 254	125	+ 20%	101	1	819	228	53	623	41
Japan Region	202	– 12%	– 13	– 101	88	– 17%	19	6	386	62	15	334	7
Latin America/Canada Region	137	– 4%	– 8	– 79	50	+ 16%	14	—	175	27	21	145	16
Asia/Pacific Region	81	– 12%	– 15	– 39	27	– 31%	10	1	126	7	15	92	7
Other Activities	57	– 24%	– 38	– 25	– 6	– 138%	13	—	111	5	22	39	2
Segment total	1,889	– 2%	– 162	– 924	803	– 5%	262	15	3,715	1,141	231	3,715	231
Other	– 1,203	+ 1%	162	924	– 117	+ 11%	40	2	1,674	1,330	49	1,674	49
Schering AG Group	686	– 7%	—	—	686	– 7%	302	17	5,389	2,471	280	5,389	280

Our primary segment reporting format is geographic, based on the location of our customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

Segment net sales include both sales to third parties (external net sales) and sales to group companies belonging to a different Region (internal net sales). Inter-segment sales are determined on an arm’s length basis.

Information on external net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Schering Oy, Jenapharm, CIS bio international, and Justesa Imagen Group that are generated outside Europe. Net sales reported for the United States Region also include net sales of the Medrad Group generated outside the United States.

Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

Total segment results are reconciled to the consolidated Operating profit as follows:

	2004	2003
Total segment results	907	803
Cost of corporate functions	– 171	– 198
Other income/expenses	25	81
Total other	– 146	– 117
Operating profit	761	686

The Cost of corporate functions comprises costs of engineering and administration as well as marketing and selling of Schering AG. Income and expenses that were not incurred by the segments and/or arose in the course of unusual transactions are summarized in Other income/expenses. In the reporting period, expenses of €19m were allocated to segment result which were included in the cost of corporate functions in previous years. Adjusting the figures for the previous year would have no material effect on the segment performance of 2003. After adjustment, the increase in segment result was 16% compared to the previous year.

Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Other significant non-cash expenses principally contain pension expenses for unfunded pension obligations reported within Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, marketable securities and other financial assets, other receivables and other assets, and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocated to corporate functions, financial liabilities, and tax liabilities, which are included under Other. Financial liabilities mainly consist of €468m (December 31, 2003: €458m) pension obligations from German retirement benefit plans. The corresponding €29m (2003: €35m) in interest costs is included in the Financial result.

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
2004
Gynecology&Andrology	1,768	+ 9%	1,268	68
Specialized Therapeutics	1,542	– 1%	1,184	85
Diagnostics&Radiopharmaceuticals	1,308	0%	1,026	59
Dermatology	207	+ 4%	167	9
Other sources	82	– 40%	70	8
Segment total	4,907	+ 2%	3,715	229
Other	—	—	1,875	36
Schering AG Group	4,907	+ 2%	5,590	265

2003
Gynecology&Andrology	1,622	+ 1%	1,163	76
Specialized Therapeutics	1,560	– 5%	1,202	59
Diagnostics&Radiopharmaceuticals	1,312	– 7%	1,056	63
Dermatology	200	– 7%	180	14
Other sources	134	– 10%	114	19
Segment total	4,828	– 4%	3,715	231
Other	—	—	1,674	49
Schering AG Group	4,828	– 4%	5,389	280

(32) Information on principal companies included in the consolidated financial statements for the year ended December 31, 2004

Name and location of company [1]	% of Equity	Equity [2]	Result [2]	Sales [2]	Employees
Germany
Schering AG, Berlin [3]		1,607	221	2,402	7,856
Schering Deutschland Holding AG, Hamburg [4]	100.0	279	3	397	622
Jenapharm GmbH & Co. KG, Jena [4]	100.0	95	48	171	995
Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium	100.0	26	2	74	149
Schering Oy, Turku/Finland [4]	100.0	246	67	232	791
Schering S.A., Lys-Lez-Lannoy/France [4]	99.9	206	13	387	1,521
Schering Holdings Ltd., Burgess Hill/UK [4]	100.0	28	4	165	321
Schering S.p.A., Milan/Italy [4]	100.0	109	17	350	860
Schering Nederland B.V., Weesp/Netherlands	100.0	40	3	65	90
Schering Austria Ges.m.b.H., Vienna/Austria	100.0	304	7	56	100
Schering Lusitana Lda., Mem Martins/Portugal	100.0	18	2	59	125
Schering (Schweiz) AG, Baar/Switzerland	100.0	13	2	65	77
Schering España S.A., Madrid/Spain [4]	99.9	107	15	238	695
Schering Alman Ilaç ve Ecza Ticaret Ltd., S¸irketi, Istanbul/Turkey	100.0	11	– 1	62	166
North America
Schering Berlin Inc., Wilmington, Del./USA [4]	100.0	712	17	1,242	3,811
Berlex Canada Inc., Pointe-Claire/Canada	100.0	15	3	64	216
Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	14	2	45	207
Schering do Brasil Ltda., São Paulo/Brazil	100.0	45	3	125	770
Schering Colombiana S.A., Bogotá/Colombia	100.0	31	4	61	289
Schering Mexicana S.A., Mexico City/Mexico	100.0	43	4	88	274
Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	85.0	7	0	15	333
Nihon Schering K.K., Osaka/Japan	100.0	117	– 17	455	1,465
Schering Pty. Ltd., Sydney/Australia	100.0	13	5	83	116
Schering (Korea) Ltd., Seoul/Korea	100.0	25	1	58	249
Schering (Bangkok) Ltd., Bangkok/Thailand [4]	100.0	6	1	18	122
Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	14	4	32	97

1 The complete list of the Group’s ownership interests is filed with the Commercial Register of the Amtsgericht Charlottenburg (Charlottenburg Local Court), Berlin.

2   In the case of companies outside the euro zone, equity and annual results were translated from local currency amounts into € at the exchange rate in effect on December 31, 2004. Sales were translated into € at the annual average rate of exchange. Amounts in millions of €

3 Most of Schering AG’s sales originate from sales to subsidiaries; these sales are not included in the consolidated financial statements.
4 Subgroup figures

(33) Total remuneration of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board is broken down as follows:

€ thousand	Fixed compensation	Committee functions	Variable compensation	Long-term compensation*	Total
Dr. Giuseppe Vita (Chairman)	100	95	101	72	368
Norbert Deutschmann (Deputy chairman)	50	95	50	36	231
Dr. Karl-Hermann Baumann	50	75	50	36	211
Hans-Georg Bleeck (from April 16, 2004)	35	0	36	26	97
Prof. Dr. Piet Borst	50	20	50	36	156
Dr. Mathias Döpfner	50	0	50	36	136
Prof. John A. Dormandy	50	20	50	36	156
Joachim Elsholz (until April 16, 2004)	15	0	15	11	41
Dr. Reiner Hagemann	50	50	50	36	186
Johannes Heitbaum	50	0	50	36	136
Dr. Martin Kohlhaussen	50	0	50	36	136
Hermann-Josef Lamberti	50	0	50	36	136
Dr. Hans-Peter Niendorf	50	20	50	36	156
Detlef Pfotenhauer (from April 16, 2004)	35	0	36	26	97
Hans-Jürgen Scheel (until April 16, 2004)	15	6	15	11	47
Günter Schmitt (until April 16, 2004)	15	0	15	11	41
Dr. Ulrich Sommer	50	20	50	36	156
Sabine Süpke (from April 16, 2004)	35	21	36	26	118
Heinz-Georg Webers	50	48	50	36	184
	850	470	854	615	2,789
* Linked to the share price performance over a period of three years

A member of the Supervisory Board has received an annual fee for consultancy services [see “Related Party Transactions”].

The total remuneration of the members of the Executive Board is broken down as follows:

€ thousand	Fixed compensation	Variable compensation	Stock options granted	Other*	Total
Dr. Hubertus Erlen (Chairman)	720	1,668	148	23	2,559
Dr. Karin Dorrepaal (from Sept. 1, 2004)	180	415	148	7	750
Dr. Ulrich Köstlin	540	1,246	148	23	1,957
Lutz Lingnau	540	1,246	148	245	2,179
Marc Rubin, MD	540	1,246	148	369	2,303
Dr. Jörg Spiekerkötter	540	1,246	148	24	1,958
Prof. Dr. Günter Stock	540	1,246	148	30	1,964
	3,600	8,313	1,036	721	13,670

* Non-cash benefits in the form of company cars, and subsidies for insurance and relocation expenses. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

A provision of €23m has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2004 amounted to €2m.

A loan granted to a member of the Executive Board is reported under “Related Party Transactions”.

A directors’ and officers’ (D&O) liability insurance policy has been taken out. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

The members of the Supervisory Board are listed in the chapter Supervisory Board and the members of the Executive Board are listed in the chapter Executive Board.

(34) Stock option plans
In 2000, 2001, and 2004, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”) granting stock options to members of the Executive Board, officers and other eligible employees. Participants in the LTI Plan 2000 who invested in Schering AG shares received options entitling them to subscribe for additional Schering AG shares free of charge. The number of options granted depended on the number of shares purchased: for every 18 shares, participants received one option entitling them to receive up to a maximum of 180 shares. The options can be exercised during the exercise period provided that the participants still hold the original shares at the beginning of this period. The number of shares that can be subscribed depends on the performance of Schering AG shares in absolute terms (performance) and compared with a benchmark index (outperformance). The performance exercise hurdle for members of the Executive Board is 30%.

The first tranche of the LTI Plan 2001 (LTI Plan 2001/I) was introduced in 2001, the second tranche (LTI Plan 2001/II) was introduced in 2002 and the third tranche (LTI Plan 2001/III) was introduced in 2003. In 2004, the LTI Plan 2004 was introduced. All three tranches of the LTI Plan 2001 as well as the LTI Plan 2004 distinguish between two groups of beneficiaries: “Top Executives” and “Key Managers”. “Top Executives” participating in the LTI Plans 2001/I, 2001/II, 2001/III and 2004 invested in Schering AG shares and received stock appreciation rights. Upon exercise of these rights, beneficiaries receive a cash payout in the amount of the difference between the defined strike price and the price of the Schering AG share on the exercise date. The strike price for “Top Executives” was fixed at the share price at the date of grant of the options (LTI Plan 2001/I: €54.66; LTI Plan 2001/II: €66.48; LTI Plan 2001/III: €40.18; LTI Plan 2004: €43.76). For these beneficiaries, exercise of the options is tied either to a 30% increase in the price of Schering AG shares or to the performance of the shares against a benchmark index (outperformance).

“Key Managers” participating in the LTI Plans 2001/I and 2001/II were granted options entitling them to subscribe for shares when the options are exercised. “Key Managers” participating in the LTI Plans 2001/III and 2004 received stock appreciation rights. The strike price of the “Key Managers” options was fixed at 110% of the share price at the date of grant (LTI Plan 2001/I: €60.13; LTI Plan 2001/II: €73.13; LTI Plan 2001/III: €44.20; LTI Plan 2004: €48.14). This group was not required to invest in Schering AG shares in order to participate, and exercise of the options is not tied to specific exercise hurdles.

The fair value of one option of the LTI Plan 2000 at the grant date was calculated at €6,374 (€32m for all options) based on a Monte-Carlo simulation. The fair values of the LTI Plans 2001 and 2004 at the date of grant have been calculated based on the Black-Scholes option pricing model using the following assumptions:

LTI Plan 2001/I	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.8%	4.8%
Volatility	25%	25%
Fair value of one option	€15.37	€13.34
Fair value of all options	€6m	€11m

LTI Plan 2001/II	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.75%	4.75%
Volatility	27.2%	27.2%
Fair value of one option	€19.15	€16.73
Fair value of all options	€8m	€17m

LTI Plan 2001/III	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.3%	2.3%
Risk-free interest rate	3.21%	3.21%
Volatility	37.7%	37.7%
Fair value of one option	€12.25	€11.10
Fair value of all options	€5m	€13m

LTI Plan 2004	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.13%	2.13%
Risk-free interest rate	3.4%	3.4%
Volatility	27.82%	27.82%
Fair value of one option	€10.55	€8.80
Fair value of all options	€4m	€8m

The fair value of the stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using valuation models.

The fair value of the options of the LTI Plan 2000 is determined based on the number of qualifying shares at the end of the period. The options of the LTI Plans 2001/I, 2001/II, 2001/III and 2004 are valued as of the end of the period using the Black-Scholes option pricing model.

The volatility applied in the option pricing models conforms to market volatilities of comparable call options. The pricing models do not consider exercise hurdles.

The costs of the LTI Plans 2000, 2001/I “Top Executives” and 2001/II “Top Executives” are accrued over the three-year vesting period based on the actual fair values of the options. The costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of Schering AG call options. Due to the hedging, changes in fair value are recognized as gain or loss, while the costs calculated at the date of grant are accrued over the three-year vesting period.

By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II due to the conditions mentioned above, as these were designed as fixed stock option plans.

Provisions for LTI Plans amount to €43m as of December 31, 2004. The total intrinsic value as of December 31, 2004 for LTI Plans for which the participants’ right to cash had vested by the end of the period is €16m.

LTI Plan 2000
Number of options outstanding as of Jan. 1, 2004		2,840
Granted		—
Forfeited in 2004		—
Exercised in 2004		1,045
Number of options outstanding as of Dec. 31, 2004		1,795
Number of exercisable options		1,795
Average share price upon exercise in 2004 (€)		47.71
Maximum number of award shares		280,020
Exercise price per share (€)		0
Compensation costs in 2004 (€m)		3
Compensation costs in 2003 (€m)		– 2
Benchmark index		STOXX Healthcare
Date of grant		Jan. 1, 2000
Exercise period	Jan. 1, 2003 until Dec. 31, 2006

LTI Plan 2001/I	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2004	406,500	794,400
Granted	—	—
Forfeited in 2004	74,500	29,600
Exercised in 2004	—	—
Number of options outstanding as of Dec. 31, 2004	332,000	734,800
Number of exercisable options	332,000	734,800
Maximum number of award shares	—	734,800
Exercise price per share (€)	54.66	60.13
Compensation costs in 2004 (€m)	1	—
Compensation costs in 2003 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008

LTI Plan 2001/II	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2004	398,000	1,000,800
Granted	—	—
Forfeited in 2004	3,000	39,300
Exercised in 2004	—	—
Number of options outstanding as of Dec. 31, 2004	395,000	961,500
Number of exercisable options	0	0
Maximum number of award shares	—	961,500
Exercise price per share (€)	66.48	73.13
Compensation costs in 2004 (€m)	1	—
Compensation costs in 2003 (€m)	0	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009

LTI Plan 2001/III	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2004	417,700	1,160,400
Granted	—	—
Forfeited in 2004	4,000	39,400
Exercised in 2004	—	—
Number of options outstanding as of Dec. 31, 2004	413,700	1,121,000
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	40.18	44.20
Compensation costs in 2004 (€m)	2	5
Compensation costs in 2003 (€m)	1	3
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 until May 1, 2010	May 2, 2006 until May 1, 2010

LTI Plan 2004	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2004	—	—
Granted	333,300	932,400
Forfeited in 2004	—	6,900
Exercised in 2004	—	—
Number of options outstanding as of Dec. 31, 2004	333,300	925,500
Number of exercisable options	0	0
Exercise price per share (€)	—	—
Compensation costs in 2004 (€m)	43.76	48.14
Compensation costs in 2003 (€m)	1	2
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 3, 2004	May 3, 2004
Exercise period	May 3, 2007 until May 2, 2011	May 3, 2007 until May 2, 2011

(F) SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)
(Amounts are expressed in millions of euros, abbreviated to €m, unless otherwise stated)

(35) Reconciliation to U.S. GAAP
The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders’ equity are set out in the tables below:

Reconciliation of net profit to U.S. GAAP
	Notes	2004	2003
Net profit under IFRSs		500	443
U.S. GAAP adjustments
Business combinations
Acquired in-process R&D	(a)	—	14
Other differences	(a)	– 11	15
Acquired R&D	(b)	– 9	—
Property, plant and equipment
Capitalization of interest costs	(c)	– 1	– 1
Reversal of impairment losses	(c)	– 1	0
Inventories	(d)	5	4
Provisions for pensions	(e)	– 9	2
Other provisions	(f)	– 4	15
Stock option plans	(h)	– 9	3
Tax effect on U.S. GAAP adjustments	(i)	10	– 6
Net profit under U.S. GAAP		471	489

Earnings per share under U.S. GAAP (in €)
basic		2.46	2.52
diluted		2.46	2.51

Reconciliation of shareholders’ equity to U.S. GAAP
	Notes	2004	2003
Total equity under IFRSs		3,026	2,922
Minority Interest	(j)	– 17	– 16
Equity before minority interest		3,009	2,906
U.S. GAAP adjustments
Business combinations
Acquired in-process R&D	(a)	– 135	– 141
Other differences	(a)	20	42
Acquired R&D	(b)	– 9	—
Property, plant and equipment
Capitalization of interest costs	(c)	15	16
Reversal of impairment losses	(c)	– 4	– 3
Inventories	(d)	27	22
Provisions for pensions	(e)	– 104	– 33
Other provisions	(f)	14	18
Schering AG call options	(g)	– 5	– 7
Stock option plans	(h)	19	22
Tax effect on U.S. GAAP adjustments	(i)	23	– 11
Shareholders’ equity under U.S. GAAP		2,870	2,831

(a) Business combinations
Until 2003, acquired in-process R&D was not recognized as an acquired asset under IFRSs during the course of purchase price allocation, but was capitalized as goodwill and amortized over its expected useful life. Since January 1, 2004, we have applied IFRS 3 “Business Combinations”. Accordingly, since January 31, 2004, R&D projects that are acquired as part of the business combination are now required to be included in the purchase price allocation and amortized over their useful life upon availability for use. Under U.S. GAAP, acquired in-process R&D must be identified and included as a separate component of purchase price allocation. The amounts ascertained must be recognized as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP were included in goodwill under IFRSs. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002).

Since January 1, 2004, goodwill resulting from business combinations is no longer amortized under IFRSs but is tested for impairment annually. Under U.S. GAAP, goodwill does not become amortized since January 1, 2002 but is also tested for impairment annually. During 2004, no goodwill was impaired under either IFRSs or U.S. GAAP.

Under U.S. GAAP, negative goodwill arising on the acquisition of CIS bio international (2000: 60%; 2001: 40%) was deducted proportionately from non-current assets, excluding securities. Under IFRSs, negative goodwill was recognized as income on a systematic basis. As a result of the application of IFRS 3 “Business Combinations”, the remaining carrying amount of negative goodwill was recognized in retained earnings as of January 1, 2004 without affecting the income statement.

(b) Acquired R&D
As a consequence of applying IAS 38 “Intangible assets” (revised 2004), the criterion for recognition of acquired intangible assets is always considered to be satisfied since January 1, 2004. Until December 31, 2003 product rights in particular were recognized only upon regulatory approval. Under U.S. GAAP, acquired R&D activities must be recognized as an expense at the time of acquisition.

(c) Property, plant and equipment
The Group does not capitalize interest costs on self-constructed assets under IFRSs. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €3m (2003: €3m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2004 was €15m (December 31, 2003: €16m). The reduction relates to depreciation.

U.S. GAAP prohibits the reversal of impairment losses on items of property, plant and equipment.

(d) Inventories
Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated between cost of sales and inventories.

(e) Provisions for pensions
Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers’ Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized as expense each year through 2008.

Until 2003 the amortization of actuarial gains/losses [see Note (22)] was partly related to the first-time application of IAS 19 “Employee Benefits (revised)” in 1999. This required amortization in 2003 amounting to €3m to be eliminated in the reconciliation.

One of our defined benefit plans for employees was modified in 2004. Accordingly, under IFRSs the reduction in vested benefits payable (negative past service costs) was recognized as a one-time charge to income. Following the reduction in future benefits (curtailment), IFRSs require the one-time recognition of a proportionate share of unrecognized actuarial losses as an expense in 2004. Under U.S. GAAP, an income from the reduction in vested benefits payable is recognized over the average remaining service period of employees. The expense resulting from the proportionate share of unrecognized actuarial losses is also recognized over the average remaining service period of employees.

Where the Accumulated Benefit Obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. In 2004, an additional liability amounting to €97m (2003: €36m) was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. A corresponding contra item amounting to €59m after deferred taxes (2003: €22m after deferred taxes) was recognized directly in Accumulated other comprehensive income in 2004.

(f) Other provisions
The reconciliation item relates to liabilities arising from our early retirement program, under which an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IFRSs, the (discounted) incremental costs are recognized in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are accrued over the employees’ remaining service period (on an undiscounted basis).

(g) Schering AG call options
Schering AG call options acquired to hedge the LTI 2000 stock option plan are recognized as an asset under IFRSs. Under U.S. GAAP, the Schering AG call options are deducted from equity.

(h) Stock option plans
Refer to Note (34) of the consolidated financial statements for a description of our stock option plans. Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (36) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 2000: The LTI 2000 stock option plan is a variable award plan. Compensation costs under IFRSs are measured on the basis of the estimated performance of the Schering AG share price and the performance of a benchmark index (STOXX Healthcare). The costs of the LTI Plan 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IFRSs, the accumulated compensation costs are shown as a liability. Under U.S. GAAP, these costs are part of equity.

LTI Plans 2001/I and II: The “Top Executives” plans are designed as variable award plans. Compensation costs under IFRSs are measured on the basis of an estimate of the outcome of the performance conditions at each balance sheet date by utilizing option pricing models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates. The plans are designed as stock appreciation right plans. At exercise, the award will be settled by a cash payment amounting to the difference between the market price of Schering AG shares at the date of exercise and the exercise price. Compensation costs are therefore accrued as a liability under both IFRSs and U.S. GAAP. “Key Managers” plans are fixed award plans. No costs are recognised under both IFRSs and U.S. GAAP.

LTI Plans 2001/III and 2004: The costs of the plans have been hedged by the purchase of Schering AG call options. Under both IFRSs and U.S. GAAP, changes in fair value are recognized as gain or loss, while the costs calculated at the date of grant are accrued over the three-year vesting period.

(i) Tax effect on U.S. GAAP adjustments
This reconciliation item includes all tax effects due to the aforementioned reconciling items.

(j) Minority Interest
According to IAS 1 “Presentation of Financial Statements”, a minority interest must be presented within equity. Under U.S. GAAP, a minority interest is not part of equity.

(36) Additional U.S. GAAP information

SFAS No. 130 “Reporting Comprehensive Income”
SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders’ equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31
	2004	2003
U.S. GAAP net profit [see Note (35)]	471	489
Currency translation adjustments
IFRS accounts	– 76	– 194
Reconciliation to U.S. GAAP	7	19
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €–2m; 2003: €–4m)	12	5
Less realized gains (–) and losses (+) recognized in net profit (after tax expense of €–1m; 2003: €5m)	3	– 7
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €–5m; 2003: €–20m)	8	31
Less realized gains (–) and losses (+) recognized in net profit (after tax expense of €6m; 2003: €26m)	– 10	– 40
Minimum pension liability (after deferred taxes of €24m; 2003: €–7m)	– 37	11
Other comprehensive income, net of tax	– 93	– 175
Comprehensive income, net of tax	378	314

Accumulated other comprehensive income balances as of December 31
	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other comprehensive income
January 1, 2003	– 128	3	24	– 33	– 134
Other comprehensive income 2003	– 175	– 2	– 9	11	– 175
December 31, 2003	– 303	1	15	– 22	– 309
Other comprehensive income 2004	– 69	15	– 2	– 37	– 93
December 31, 2004	– 372	16	13	– 59	– 402

Statement of U.S. GAAP shareholders’ equity as of December 31
	2004	2003
Equity according to U.S. GAAP before accumulated other comprehensive income	3,272	3,140
Accumulated other comprehensive income	– 402	– 309
Total equity according to U.S. GAAP	2,870	2,831

Available-for-sale securities

	Carrying amount	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2004
Marketable securities	233	9	—	233
Other investments	28	10	—	28
	261	19	—	261

As of December 31, 2003
Marketable securities	176	1	—	176
Other investments	18	0	—	18
	194	1	—	194

Proceeds from available-for-sale securities in 2004 amounted to €80m (2003: €160m). Gross gains of €1m were realized in 2004 (2003: €14m). Gross losses in 2004 were immaterial (2003: €3m). In 2004, impairment losses of €4m were recognized (2003: €7m).

Maturities of fixed-term marketable securities as of December 31, 2004 are as follows:

	Carrying amount	Fair value
Less than 1 year	0	0
Between 1 and 5 years	62	62
More than 5 years	2	2

As of December 31, 2004, the Group also held an investment in a fixed-income fund of €64m (2003: €155m).

Impairment of long-lived assets
We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill and other intangible assets not yet available for use are tested for impairment annually. The determination of the impairment charge under IFRSs is described in Note (4). Under U.S. GAAP, the carrying amount of a long-lived asset is considered to be impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. If no market prices are available, fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2004 and 2003, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IFRSs and U.S. GAAP.

Corporate debt
At December 31, 2004, the Schering AG Group had aggregate unused committed lines of credit of €43m (December 31, 2003: €81m).

In December 2004 a long-term loan amounting to U.S.-$263m was raised. The loan matures in 2009; the interest rate is oriented on 3-month-USD-Libor and is adjusted on a quarterly basis.

Employee benefit plans
The information required by SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (22) to the consolidated financial statements.

For our defined pension plans, the accumulated benefit obligation as of December 31, 2004 amounts to €1,713m (December 31, 2003: €1,569m).

With respect to plans that have projected benefit obligations in excess of plan assets after consideration of provisions for pensions as well as prepaid pension costs the benefit obligation as of December 31, 2004 amounts to €1,952m (December 31, 2003: €1,790m). The total of the fair value of plan assets and provisions for pensions as of December 31, 2004 amount to €1,662m (December 31, 2003: €1,561m); prepaid pension costs as of December 31, 2004 amount to €30m (December 31, 2003: €0m).

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets after considering provisions for pensions as well as prepaid pension costs:

	December 31
	2004	2003
Projected benefit obligation	1,688	211
Accumulated benefit obligation	1,504	182
Fair value of plan assets	1,059	123
Provisions for pensions	378	23
Prepaid pension costs	– 30	—

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IFRSs [see Note (4)].

Under IFRSs, interest relating to the pension obligations not transferred to external funds is presented in the Financial result [see Note (10)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €29m (2003: €35m).

Stock option plans
As required under SFAS No. 123, amended by SFAS No. 148, we provide additional information for the stock option plans which are accounted for according to APB Opinion No. 25:

	2004	2003
Net profit, as reported (U.S. GAAP)	471	489
Add: Stock-based employee compensation expense, determined under APB No. 25	22	0
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	– 18	– 14
Pro forma net profit (U.S. GAAP)	475	475

Basic earnings per share (in €)
as reported	2.46	2.52
pro forma	2.48	2.44

Diluted earnings per share (in €)
as reported	2.46	2.51
pro forma	2.48	2.44

Intangible assets
Expected amortization of intangible assets:

	IFRSs	U.S. GAAP
2005	78	94
2006	69	78
2007	63	70
2008	48	56
2009	36	43

Goodwill
Allocation of goodwill to the primary segments:

	IFRSs		U.S. GAAP
	2004	2003	2004	2003
Europe Region	266	271	144	147
United States Region	71	75	39	40
Japan Region	11	12	5	5
Latin America/Canada Region	4	4	0	0
Asia/Pacific Region	4	4	3	3
Other Activities	0	0	0	0
	356	366	191	195

Under IFRSs, acquired in-process R&D was capitalized as goodwill until December 31, 2003. U.S. GAAP requires such amounts to be recognized as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under U.S. GAAP are included in goodwill under IFRSs. The change in goodwill between 2003 and 2004 is related to currency translation adjustments as well as to a disposal in the Europe Region amounting to €1m.

Legal proceedings
The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices, and the release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group’s consolidated results of operations, financial condition, and cash flows. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

What we believe to be the most significant of the proceedings and claims are described below.

The Group’s Brazilian subsidiary is a defendant in approximately 460 civil actions brought in courts in Brazil by women, suing individually and claiming that they became unintentionally pregnant. Most of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. Most of these claims are still pending. In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim Company which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the District Court in February 2004. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002. In September 2004 Liebel-Flarsheim Company and its parent Mallinckrodt, Inc. filed a new patent infringement action in the same court against Medrad, Inc. in relation to an additional injector product relating to the same family of patents at issue in the first lawsuit.

Another of the Group’s subsidiaries in the United States, Berlex, Inc., was named as a defendant with 30 other pharmaceutical companies in cases filed by Suffolk County, Westchester County, and Nassau County, New York, in January, August 2003, and November 2004 respectively. The three lawsuits contain virtually identical allegations that pharmaceutical companies have overcharged each county for prescription medications paid for by New York State’s Medicaid program by reporting artificially inflated “average wholesale prices” for their drug products for the purpose of government reimbursement. Each county seeks a variety of unspecified damages from the various pharmaceutical companies. The cases have been consolidated into a multidistrict litigation in the District of Massachusetts In Re Pharmaceutical Industry Average Wholesale Price Litigation (MDL 1456). Berlex intends to vigorously defend itself against the allegations made in the lawsuits.

Following the sale of Schering AG’s share in Aventis CropScience to Bayer AG, Bayer CropScience AG has initiated arbitration proceedings against Schering AG, SCIC Holdings LLC, Aventis Agriculture and Hoechst AG alleging the violation of a financial statement guarantee for which Bayer CropScience AG is demanding payments of damages. Bayer CropScience AG has further notified Schering AG in several other cases about potential violations of provisions of the Aventis CropScience Stock Purchase Agreement that might lead to damages. With respect to the claims, it cannot be estimated whether and to what extent the Group would be liable.

A U.S. citizen has filed an action against Schering AG and Bayer AG in the United States District Court for the Eastern District of New York. The case was transferred to the District Court for the District of New Jersey. The plaintiff claims damages for forced sterilization and cruel treatment suffered at the Auschwitz concentration camp during World War II. To our knowledge and belief, there is no factual information suggesting that Schering could in any way have been involved in this matter. Schering also believes that this claim cannot be asserted against an individual company, but should be addressed to the “Remembrance, Responsibility and the Future” Foundation. This foundation has been endowed with funds of more than 5 billion euros by German companies (including Schering AG) and the German Federal Government. The beneficiaries of compensation grants paid by the foundation include victims of human experiments in concentration camps. Schering considers the claims asserted to be unjustified. In September of 2004, this case was dismissed; however, the plaintiff has appealed that decision.

One of the Group’s German subsidiaries, Jenapharm GmbH & Co. KG, faces claims before an arbitration board from about 160 former East German athletes for damages covering personal injuries such as infertility, liver damage and cancer allegedly resulting from drugs received under a doping program organized and controlled by the former German Democratic Republic. Jenapharm believes that the athletes will allege that VEB Jenapharm, the predecessor of the Jenapharm GmbH & Co. KG, was responsible for their damages due to its involvement in the doping program by producing and supplying the drugs and performing certain scientific activities. Jenapharm, which was acquired by Schering AG in 1996, will dispute the allegations and considers the claims to be unjustified. Jenapharm cannot be responsible for the abuse of drugs by the former German Democratic Republic or any organs of that state and to the Group’s knowledge and belief VEB Jenapharm was not involved in the application of the drugs in doping studies with athletes.

In May 2004 TAP Pharmaceutical Products Inc. has initiated an Alternative Dispute Resolution procedure against Schering AG pursuant to an agreement which regulates the development and marketing of asoprisnil in the USA and Canada by TAP and the supply of the product by Schering AG. The claims raised by TAP relate to the interpretation of the agreement regarding Schering AG’s obligation to supply asoprisnil to TAP. TAP requests to be initially supplied with asoprisnil from a certain manufacturing facility and asks for a certain commitment regarding the supply with asoprisnil. Schering disputes the claims and is defending itself against these in the arbitration.

Berlex, Inc., together with several other pharmaceutical companies, has been named in several lawsuits filed in various U.S. courts by plaintiffs who used hormone replacement therapy (“HRT”) products. A total of twelve plaintiffs have made allegations that they had used Berlex HRT products together with other HRT products and suffered injuries including breast cancer, ovarian cancer, stroke and pulmonary embolism. The lawsuits of ten of these plaintiffs have been removed to a multidistrict litigation in the Eastern District of Arkansas – Western Division (In Re: Prempro Products Liability Litigation. MDL Docket No. 1507) where the cases of many hundreds of other HRT plaintiffs directed at other pharmaceutical companies have been consolidated. One lawsuit is proceeding in the Court of Common Pleas of Philadelphia County (In Re: Hormone Therapy Litigation) and one other in the Superior Court of New Jersey Atlantic County (In Re: Hormone Replacement Therapy Litigation. Case Code No. 266). Berlex is vigorously defending itself against the allegations in the lawsuits.

Dividends
Under the German Commercial Code (HGB), dividends can be paid from the unappropriated profit of the parent company, Schering AG. At December 31, 2004, the unappropriated profit of Schering AG totaled €194m, resulting from 2004 net profit of €221m, less a transfer of €30m to Retained earnings, as determined by the Executive Board and the Supervisory Board, and an additional €3m profit brought forward from 2003.

Related party transactions
Shareholders: Allianz Versicherungs-AG currently provides insurance services to the Schering AG Group in a number of different areas such as liability and property insurance including business interruption, directors’ and officers’ liability as well as marine, personal accident and automobile insurance. Deutsche Bank AG provides us with a variety of financial services in the ordinary course of business. We believe that these services are provided on an arm’s length basis.

Directors: Certain members of the Supervisory and Executive Boards are members of the executive boards or supervisory boards of various financial institutions or insurance companies with which we engage in transactions in the ordinary course of business.

Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research in the field of Spezialized Therapeutics since June 1996. For these services Prof. Dormandy received a fee of €56 thousand plus expenses of €8 thousand in 2004. Prof. Dormandy has further received €2 thousand as expenses for giving a laudatio at a Schering symposium.

Professor Dr. Piet Borst and Professor John A. Dormandy are members of the Curatorium of Schering Forschungsgesellschaft mbH, a 100% subsidiary of Schering AG. In such capacity, they received €2 thousand each in 2004 as fees for attending meetings.

A loan granted to one member of the Supervisory Board prior to July 29, 2002, has been fully repaid in 2004 (remaining amount: €30 thousand). A loan of 46 thousand U.S. dollars was granted in 1993 to an employee who thereafter became a member of the Executive Board of the company. Interest of 6.18% is charged on the loan, which is repayable in 2015 including accumulated interest. An interest-free relocation loan of one million U.S. dollars was granted to one member of the Executive Board in May 2004 and repaid in August 2004.

According to section 15a of the German Securities Trading Act (“Wertpapierhandelsgesetz”), the members of the Executive Board and of the Supervisory Board of Schering AG must notify transactions in securities of Schering AG. Until October 29, 2004, this applied to transactions of a Board member only if the aggregate value of the transactions of such Board member within any 30 day period exceeded €25 thousand. The same obligation applied to transactions of close relatives. Effective as of October 30, 2004, the de minimis threshold was decreased by the German parliament from €25 thousand within 30 days to €5 thousand per year. In addition, companies legally or economically related to a Board member or to a relative of a Board member were added to the list of related parties with a separate obligation to disclose their dealings in Schering AG securities. During fiscal year 2004, Schering AG has been notified of a total of 8 transactions. In accordance with section 15a of the German Securities Trading Act, Schering AG promptly disclosed these transactions on its website. Members of the Executive Board purchased 7,700 Schering AG shares. One member of the Executive Board has sold 2,640 call options on Schering AG shares. Schering AG has not been notified of such transactions of members of the Supervisory Board. A complete list with all details of the notified transactions is available in the data bases of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) under www.bafin.de.

Recent Accounting Pronouncements under U.S. GAAP
On April 30, 2003, the Financial Accounting Standards Board issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of this standard had no material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS No. 150, certain financial instruments, previously classified as equity, are now required to be classified as a liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The application of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The Standard requires companies to provide more detailed disclosures about pensions and other postretirement benefit plans. Among other things, companies are required to describe investment policies and strategies and to provide a description of the basis used to determine the overall expected long-term rate of return on assets together with a classification of the plan assets by investment classes. The disclosures required are reported in Notes (22) and (36).

Under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, qualifying special purpose entities are exempted from consolidation under certain circumstances. In January 2003, the FASB published FIN No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities which do not qualify as qualifying special purpose entities. FIN No. 46 applies immediately for variable interest entities created after January 31, 2003. By issuing FASB Staff Position (FSP) FIN 46-6 “Effective Date of FASB’s Interpretation No. 46, Consolidation of Variable Interest Entities”, the Financial Accounting Standards Board deferred the effective date for initial application of FIN No. 46 for VIEs created before February 1, 2003 to December 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003). According to FIN 46 (revised December 2003), the provisions of FIN 46 or FIN 46 (revised December 2003) must be applied to all variable interest entities no later than the end of the first reporting period that ends after March 31, 2004. Our U.S. GAAP reconciliation is not affected by the FASB rules, since we hold no investment that is classified as a qualifying special purpose entity or a variable interest entity.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. This Statement addresses the accounting for idle facility expenses. Under SFAS No. 151, idle facility expenses are required to be treated as a current period charge. So far, idle facility expenses are allocated between cost of sales and inventories under U.S. GAAP. Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. The effect of this accounting difference on our reconciliation for the reporting periods 2004 and 2003 is reported under Note (35). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We expect the application of SFAS No. 151 to affect our reconciliation for 2006, when capitalized costs will be reversed as an expense.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) “Share-Based Payment”. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. According to SFAS No. 123 (revised 2004), the compensation costs relating to share-based payment transactions must be accounted for using the fair-value-based method and must be recognized in the financial statements. The effect of applying the fair-value-based method on net profit under U.S. GAAP for 2004 and 2003 is reported under Note (36). SFAS No. 123 (revised 2004) is effective for fiscal years beginning after June 15, 2005.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67”. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153 “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. According to SFAS No. 153, exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

LAST FIVE YEARS
as at December 31, in €m

Assets	1995	2000	2001	2002	2003	2004
Intangible assets	110	501	654	846	723	678
Property, plant and equipment	945	1,201	1,260	1,230	1,213	1,176
Financial assets	465	921	769	369	262	334
Other non-current assets	30	130	178	246	199	223
Non-current assets	1,550	2,753	2,861	2,691	2,397	2,411
as % of total assets	42	53	54	50	44	43
Inventories	477	779	881	971	996	992
Receivables	614	1,400	1,329	1,322	1,430	1,402
Cash and cash equivalents	1,023	274	192	408	566	785
Total assets	3,664	5,206	5,263	5,392	5,389	5,590

Equity and liabilities	1995	2000	2001	2002	2003	2004
Paid-up capital	525	528	528	528	528	528
Retained earnings	1,116	1,770	2,035	2,412	2,378	2,485
Treasury shares	—	—	—	—	—	– 4
Minority interest	3	92	15	15	16	17
Total equity	1,644	2,390	2,578	2,955	2,922	3,026
as % of total assets	45	46	49	55	54	54
as % of non-current assets	106	87	90	110	122	126
Non-current provisions	1,179	1,526	1,256	1,073	1,061	1,060
Borrowings	161	234	233	91	110	238
Other provisions and liabilities	680	1,056	1,196	1,273	1,296	1,266
Total equity and liabilities	3,664	5,206	5,263	5,392	5,389	5,590

Capital expenditure/Depreciation	1995	2000	2001	2002	2003	2004
Capital expenditure on property, plant and equipment	187	184	229	281	231	212
Depreciation of property, plant and equipment	169	178	176	170	179	208
Capital expenditure depreciation ratio in %	111	103	130	165	129	102

Net sales/Profit/Cash flow	1995	2000	2001	2002	2003	2004
Net sales	2,376	4,493	4,842	5,023	4,828	4,907
Percentage change on previous year	– 1	22	8	4	– 4	2
Income before interest expenses and taxes	317	723	781	1,197	746	792
Percentage return on total capital	9	14	15	22	14	14
Interest expenses	– 82	– 88	– 83	– 52	– 45	– 40
Income taxes	– 108	– 290	– 270	– 276	– 255	– 249
Profit for the period	127	345	428	869	446	503
Percentage return on sales	5	8	9	17	9	10
Percentage return on equity	8	14	17	29	15	17
Basic earnings per share[1] as per IFRS in €	1.86	1.70	2.11	4.39	2.28	2.61

Cash flow	403	645	653	749	766	803
as % of net sales	17	14	13	15	16	16
as % of total assets	11	12	12	14	14	14

Personnel/Research	1995	2000	2001	2002	2003	2004
Wages and salaries, social security and support payments, pensions	818	1,422	1,531	1,595	1,574	1,557
Employees (annual average)	18,499	23,720	25,056	26,245	26,561	26,131
Personnel costs in € per capita	44,222	59,949	61,103	60,773	59,260	59,584
Research and development costs	432	811	864	947	924	919
as % of net sales	18	18	18	19	19	19

Share buyback/Appropriation of profits	1995	2000	2001	2002	2003	2004
Amounts used for purchase of treasury shares	—	—	—	234	90	167
Net profit of Schering AG	99	227	201	432	442	221
Transfer to retained earnings	45	29	37	249	264	30[2]
Dividend volume	54	198	164	180	178	194[3]
Dividend per share in DM	1.55	—	—	—	—	—
Dividend per share in €	—	1.00	0.83	0.93	0.93	1.00
Adjusted dividend per share[1] in €	0.26	0.67[4]	0.83	0.93	0.93	1.00

[1] Figure for 1995 adjusted according to the 1:3 share split as of June 1, 2000
[2] The appropriation of profits includes a profit brought forward from 2003 of €3m
[3] Less the portion relating to treasury shares not carrying dividend rights
[4] Plus bonus dividend of €0,33 per share

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", " intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Corporate Business
Communication Schering AG

Date: March 7, 2005